SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

IAMGold Corporation

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Golden Star Resources Ltd.
(Bidder)

Common Shares

(Title of Class of securities)

38119T104

(CUSIP Number of Class of Securities)

With Copies To

Allan J. Marter, Chief Financial Officer	Deborah J. Friedman
Golden Star Resources Ltd.	Davis Graham & Stubbs LLP
10901 W. Toller Drive, Suite 300	1550 Seventeenth Street, Suite 500
Littleton, Colorado, 80127-6312	Denver, Colorado 80202
(303) 830-9000	(303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of bidder)

June 9, 2004

(Date tender offer first published, sent or given to security holders)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Transaction Valuation(1)	Amount of Filing Fee(1)

Common Shares	$327,192,633	$65,439

(1)	The transaction valuation and the amount of filing fee has been calculated pursuant to the instructions in Schedule 14D-1F in accordance with the Rule 0-11 of the Securities Exchange Act of 1934. The transaction valuation was determined based on an offer to purchase approximately 59,706,685 common shares of IAMGold Corporation outstanding in the United States, which is the maximum number of common shares that may be held by U.S. holders consistent with IAMGold’s continued eligibility for use of the Form 40-F and other U.S./Canadian Multi-Jurisdictional Disclosure System forms based on 149,266,712 common shares outstanding on June 28, 2004 (which number assumes the exercise of all IAMGold options which were in-the-money on June 28, 2004), at an average of the high and low prices for IAMGold common shares reported on the American Stock Exchange on June 29, 2004, for a price of $5.48 per common share.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $110,956	Registration No.: 333-116350
Filing Party: Golden Star Resources Ltd.
Form: S-4	Date Filed: June 10, 2004

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
EXCHANGE RATES
NOTICE OF VARIATION
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CONSENT OF FASKEN MARTINEAU DUMOULIN LLP
APPROVAL AND CERTIFICATE OF THE OFFEROR
ANNEX A
(please print or type)
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES
EXHIBIT INDEX
Letter to IAMGold Corporation Shareholders

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(1)	Notice of Variation to Offer and Circular, dated June 30, 2004.

(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

Item 2.	Informational Legends

      See “Notice to Shareholders in the United States” in the Notice of Variation to Offer and Circular dated June 30, 2004.

2

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF VARIATION

by

GOLDEN STAR RESOURCES LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

IAMGOLD CORPORATION

for the increased price of, at the election of each shareholder:

(i)	1.25 common shares of Golden Star Resources Ltd. for each IAMGold common share (the “All Share Option”); or

(ii)	1.15 common shares of Golden Star Resources Ltd. plus Cdn.$0.50 in cash for each IAMGold common share (the “Cash and Share Option”);

         PLUS, in either case, Cdn.$0.20 in cash for each IAMGold common share, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the proposed arrangement with Wheaton River Minerals Ltd. (as discussed below)

We hereby amend our offer to purchase all of the outstanding common shares of IAMGold Corporation. Under our increased offer, each holder of IAMGold shares will be entitled to receive, at such holder’s election, either (i) 1.25 common shares of Golden Star for each IAMGold common share; or (ii) 1.15 common shares of Golden Star plus Cdn.$0.50 in cash for each IAMGold common share; plus, in either case, Cdn.$0.20 in cash for each IAMGold share in the event that no break fee is paid or payable by IAMGold in connection with the proposed arrangement with Wheaton River Minerals Ltd. See Section 1, “Increase in Price Offered for IAMGold Shares”.

Our offer, as varied, will be open for acceptance until 9:00 p.m. (Toronto time) on July 16, 2004, unless extended or withdrawn.

Shareholders who wish to accept our offer must properly complete and execute the Letter of Transmittal (printed on orange paper) accompanying this Notice of Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their IAMGold shares, at one of the offices of CIBC Mellon Trust Company in accordance with the instructions in the Letter of Transmittal. Alternatively, shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase dated June 9, 2004, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on yellow paper) accompanying this Notice of Variation or a manually signed facsimile thereof. Shareholders who have validly deposited their IAMGold shares prior to June 30, 2004 must complete and execute the revised Letter of Transmittal accompanying this Notice of Variation to indicate whether they are electing the All Share Option or the Cash and Share Option. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to make the necessary election in the revised Letter of Transmittal, or to properly make such election, including those IAMGold shareholders who have previously tendered their IAMGold shares and who do not submit a revised Letter of Transmittal, will be deemed to have elected the All Share Option in respect of all of the IAMGold shares deposited under our offer.

Based on the trading price of the Golden Star shares and the IAMGold shares on the Toronto Stock Exchange (the “TSX”) on May 27, 2004 (being the last trading day prior to the announcement of the proposed combination between IAMGold and Golden Star), and without giving effect to the contingent payment referred to under the heading “Contingent Payment Entitlement”, our increased offer values each IAMGold share at Cdn.$9.05, in the case of the All Share Option, and Cdn.$8.83 in the case of the Cash and Share Option. Our increased offer represents a premium of approximately 22.6%, in the case of the All Share Option, and 19.6%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the TSX on May 27, 2004 of Cdn.$7.38. Our increased offer represents a premium of 21.8%, in the case of the All Share Option, and 18.5%, in the case of the Cash and Share Option, based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of Cdn.$7.42 and Cdn.$7.62, respectively, on the TSX. The closing price of the Golden Star shares on the TSX on May 27, 2004 was Cdn.$7.24.

Based on the trading price of the Golden Star shares and the IAMGold shares on the American Stock Exchange (the “AMEX”) on May 27, 2004, and without giving effect to the contingent payment referred to under the heading “Contingent Payment Entitlement”, our increased offer values each IAMGold share at U.S.$6.64, in the case of the All Share Option, and U.S.$6.48, in the case of the Cash and Share Option. Our increased offer represents a premium of approximately 22.3%, in the case of the All Share Option, and 19.3%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004 of U.S.$5.43. Our increased offer represents a premium of approximately 23.6% in the case of the All Share Option, and 20.3%, in the case of the Cash and Share Option, based on the volume weighted average trading price of the Golden Star shares and the IAMGold shares for the 60 trading days ended May 27, 2004 of U.S. $5.65 and U.S. $5.71, respectively, on the AMEX. The closing price of the Golden Star shares on the AMEX on May 27, 2004 was U.S.$5.31.

The closing prices of the Golden Star shares on June 28, 2004 on the TSX and the AMEX were Cdn.$6.33 and U.S.$4.72, respectively.

“We”, “us”, “our” and other similar terms used herein refer to Golden Star Resources Ltd.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns

In Canada	In the United States
BMO Nesbitt Burns Inc.	Harris Nesbitt Corp.

June 30, 2004

We have applied to the TSX and the AMEX to list the Golden Star shares to be issued to holders of IAMGold shares in connection with our increased offer. Listing will be subject to our fulfilling all the listing requirements of such exchanges.

Questions and requests for assistance may be directed to the Dealer Manager or to CIBC Mellon Trust Company, the depositary for our offer. Additional copies of this document, the Offer to Purchase and Circular and related materials may be obtained without charge on request from the depositary at its offices specified on the back page of this document.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to extend the offer to IAMGold shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      This offer is made for the securities of IAMGold, a Canadian company. The offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the Offer and Circular dated June 9, 2004 and in this Notice of Variation have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

      The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that IAMGold and Golden Star are organized and have locations and assets in foreign countries, and that some or all of our officers and directors, and those of IAMGold, some of the experts named in the Offer and Circular and this Notice of Variation and the Canadian Dealer Manager are residents of foreign countries.

      Shareholders should be aware that we or our affiliates, directly or indirectly, may bid for or make purchases of IAMGold’s securities subject to the offer, or of IAMGold’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or regulations.

      We have filed with the U.S. Securities and Exchange Commission (the “SEC”) an amendment to our Registration Statement on SEC Form S-4, as amended, and have filed an amendment to our Schedule 14D-1F, as amended, each previously filed with the SEC, and have mailed a prospectus to IAMGold shareholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830 9000.

      U.S. resident shareholders should be aware that acceptance of the offer by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. See Sections 10 and 11 of this Notice of Variation, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

      This Notice of Variation, including the Annex hereto, contains forward-looking statements, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this Notice of Variation.

EXCHANGE RATES

      All references to “U.S.$” in this document refer to United States dollars. All references to “Cdn.$” in this document refer to Canadian dollars. On June 28, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rates provided by the Bank of Canada was Cdn.$1.3433.

NOTICE OF VARIATION

TO: THE HOLDERS OF SHARES OF IAMGOLD CORPORATION

      This Notice of Variation amends and supplements the Offer to Purchase and accompanying Circular dated June 9, 2004 (the “Offer and Circular”). Except as otherwise set forth in this Notice of Variation, the information, terms and conditions in the Offer and Circular continue to be applicable in all respects and this Notice of Variation should be read in conjunction with the Offer and the Circular provisions of which (as hereby amended) are incorporated herein by reference. References to the “Original Offer” mean our offer to acquire IAMGold shares set out in the Offer and Circular. References to the “offer” or the “increased offer” mean the Original Offer, as amended by this Notice of Variation.

1.   Increase in Price Offered for IAMGold Shares

      We have varied our Original Offer by increasing the consideration payable for the IAMGold shares to, at the option of each IAMGold shareholder:

(i)	1.25 common shares of Golden Star Resources Ltd. for each common share of IAMGold (the “All Share Option”); or

(ii)	1.15 common shares of Golden Star Resources Ltd. plus Cdn.$0.50 in cash for each common share of IAMGold (the “Cash and Share Option”);

PLUS, in either case, Cdn.$0.20 in cash for each IAMGold common share deposited, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the proposed arrangement with Wheaton River. See “Contingent Payment Entitlement” below.

      Assuming that all of the conditions of the offer are satisfied or waived, all IAMGold shareholders whose IAMGold shares are taken up under the offer, including those shareholders who have already deposited their IAMGold shares to the Original Offer, will receive the increased price for their IAMGold shares. Shareholders who properly deposit their IAMGold shares to our offer but who have not properly elected to receive the All Share Option or the Cash and Share Option are deemed to have elected the All Share Option with respect to all of their IAMGold shares deposited under our offer.

      Based on the trading price of the Golden Star shares and the IAMGold shares on the TSX on May 27, 2004 (being the last trading day prior to the announcement of the proposed combination between IAMGold and Golden Star), and without giving effect to the contingent payment discussed under the heading “Contingent Payment Entitlement” below, our increased offer values each IAMGold share at Cdn.$9.05, in the case of the All Share Option, and Cdn.$8.83, in the case of the Cash and Share Option. Our increased offer represents a premium of approximately 22.6%, in the case of the All Share Option, and 19.6%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the TSX on May 27, 2004 of Cdn.$7.38. In the event that Golden Star pays the contingent payment to shareholders, the increased offer values each IAMGold share at Cdn.$9.25, in the case of the All Share Option, and Cdn.$9.03, in the case of the Cash and Share Option, representing a premium of 25.3% in the case of the All Share Option, and 22.4%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the TSX on May 27, 2004.

      Based on the trading price of the Golden Star shares and the IAMGold shares on the AMEX on May 27, 2004, and without giving effect to the contingent payment discussed under the heading “Contingent Payment Entitlement” below, our increased offer values each IAMGold share at U.S.$6.64, in the case of the All Share Option, and U.S.$6.48, in the case of the Cash and Share Option, representing a premium of approximately 22.3%, in the case of the All Share Option, and 19.3%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004 of U.S.$5.43. In the event that Golden Star makes the contingent payment to shareholders, the increased offer values each IAMGold share at U.S.$6.79, in the case of the All Share Option, and U.S.$6.63, in the case of the Cash and Share Option, representing a premium of 25.0%, in the case of the All Share Option, and 22.1%, in the case of the Cash and Share Option, to the closing trading price of the IAMGold shares on the AMEX on May 27, 2004.

      We believe that the offer to IAMGold shareholders is superior to the proposed combination of IAMGold and Wheaton River announced in March, 2004.

      The increased offer will be open for acceptance until 9.00 p.m. (Toronto time) on July 16, 2004 unless withdrawn or extended.

          Contingent Payment Entitlement

      Under the arrangement agreement between IAMGold and Wheaton River, a break-fee is payable by IAMGold to Wheaton River, or by Wheaton River to IAMGold, if the arrangement agreement is terminated in certain circumstances as set out in Section 3 of the Circular, “Background to the Offer — Pre-Offer Agreement with Coeur d’Alene”. In the event that we determine that no break-fee is paid or payable by IAMGold to Wheaton River under the arrangement agreement (as may be amended from time to time), and regardless of whether IAMGold is or is not entitled to a break-fee from Wheaton River or whether IAMGold is or is not entitled to a payment from Wheaton River or Coeur d’Alene under the terms of the agreement we entered into with Coeur d’Alene to net potential break-fees payable by Wheaton River and IAMGold, we will pay to each IAMGold shareholder an additional Cdn.$0.20 in cash for each IAMGold share deposited under the offer which we take up and pay for. The contingent payment, if payable, will be paid to shareholders depositing IAMGold shares to our offer as soon as is reasonably practicable once we have definitively determined that no break-fee is paid or payable by IAMGold under the arrangement agreement (as may be amended from time to time). There can be no assurance that IAMGold shareholders will receive the contingent payment or of the timing of such payment.

      To permit a partial tax-deferred rollover to IAMGold shareholders who are resident in Canada, the offer is made to all shareholders on the basis that the Cash-Out Percentage of an IAMGold share held by a particular shareholder who elects under the Cash and Share Option will be exchanged for cash, the CPE Percentage of an IAMGold share held by each shareholder will be exchanged for the contingent payment entitlement and the Remaining Percentage of an IAMGold share held by each shareholder will be exchanged solely for Golden Star shares. These percentages are defined in Section 10 of this Notice of Variation, “Certain Canadian Federal Income Tax Considerations”.

2.   Conditions to the Offer

      The offer remains subject to all of the conditions contained in Section 2 of the Offer to Purchase dated June 9, 2004, “Conditions to the Offer”.

3.   Change in Information in the Offer and Circular

Summary of Golden Star and IAMGold Historical and Pro Forma Financial Data

      As a result of the increase in the consideration offered under our offer, the Summary of Golden Star and IAMGold Historical and Pro Forma Financial Data in the Summary of the Offer and Circular has been changed to the following:

Summary Golden Star and IAMGold Historical and Pro Forma Financial Data

      The following tables present summary historical consolidated financial information for Golden Star and IAMGold as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and consolidated financial information for Golden Star and IAMGold as of and for the three-month period ended March 31, 2004, under both U.S. GAAP and Canadian GAAP. The tables also present pro forma consolidated financial information for Golden Star as of and for the year ended December 31, 2003 and the three-month period ended March 31, 2004 after giving effect to the acquisition by Golden Star of all of the IAMGold shares pursuant to the offer, under Canadian GAAP only. This information is derived from and should be read in conjunction with the financial statements and the related notes to those financial statements incorporated by reference in the Offer and Circular, copies of which can be found at www.sec.gov and www.sedar.com.

      The historical information presented for Golden Star and IAMGold as of and for the year ended December 31, 2003 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Annual Report on Form 10-K for the year ended December 31, 2003, and related notes thereto, which are incorporated by reference in the Offer and Circular, and IAMGold’s Annual Report on Form 40-F for the year ended December 31, 2003, and related notes thereto, respectively. The historical information for Golden Star and IAMGold as of and for the three months ended March 31, 2004 is derived from the historical consolidated financial statements of Golden Star contained in Golden Star’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and from IAMGold’s Report on Form 6-K filed May 17, 2004 for the three months ended March 31, 2004, respectively.

      You should read the information below together with the consolidated pro forma financial statements and notes thereto attached as Annex A to this Notice of Variation, IAMGold’s historical financial statements and related notes, and Golden Star’s historical financial statements and related notes. The pro forma data assumes that Golden Star is the accounting acquiror and that all shareholders elect the All Share Option. The pro forma data below is presented for informational purposes. You should not rely on the pro forma amounts as being indicative of the financial position of the consolidated company that would have actually occurred had the offer been consummated at or before the periods presented or the future financial position of the consolidated company.

Golden Star Summary of Financial Condition and Pro Forma Financial Data

(Amounts in thousands except per share data)
(All amounts in U.S.$)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003(1)	2004	2003	2002	2001	2000	1999

Cash & equivalents	$125,374	—	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	207,065	—	95,148	96,784	21,963	(5,149)	4,452	6,020
Current assets	234,932	—	103,829	104,935	32,843	9,636	12,960	13,957
Total assets	1,266,859	—	229,594	222,391	74,135	36,552	49,469	74,352
Current liabilities	27,867	—	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	1,151,126	—	204,187	198,362	49,384	12,342	26,040	40,501

	Pro Forma
	for the Three	Pro Forma for	For the Three
	Months	the Year	Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2004	2003	2002	2001	2000	1999

Revenue	$48,399	$163,827	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	10,259	33,835	5,194	21,956	4,856	(20,584)	(14,881)	(24,366)
Net income/(loss) per share —basic	$0.032	$0.114	$0.039	$0.198	$0.070	$(0.488)	$(0.400)	$(0.760)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2004	2003	2002	2001	2000	1999

Cash & equivalents	—	$116,753	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	—	173,736	95,148	96,784	22,511	(5,149)	4,452	6,020
Current assets	—	194,828	103,829	104,935	33,391	9,636	12,960	13,957
Total assets	—	1,216,231	204,380	200,337	62,644	24,232	24,020	45,635
Current liabilities	—	21,092	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	—	1,127,356	184,443	180,417	41,069	1,533	(478)	11,146

	Pro Forma
	for the	Pro Forma	For the
	Three Months	for the Year	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2004	2003	2002	2001	2000	1999

Revenue	—	—	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	—	21,208	3,396	13,357	6,752	(5,302)	(12,465)	(11,335)
Net income/(loss) per share —basic	—	$0.071	$0.026	$0.120	$0.093	$(0.126)	$(0.330)	$(0.350)

      Golden Star has not paid any cash dividends in the last five years.

IAMGold Summary of Financial Condition

(Amounts in thousands except per share data)

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Cash & equivalents	$65,745	$66,675	$15,835	$25,332	$36,800	$59,665
Working capital	124,251	118,539	56,884	18,530	15,886	32,745
Current assets	143,437	145,798	73,656	43,494	49,960	65,754
Total assets	451,645	451,141	190,638	176,598	175,795	177,639
Current liabilities	19,186	27,259	16,772	24,964	34,074	33,009
Shareholders’ equity	393,449	386,103	152,006	127,475	118,745	107,432

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Revenue	$27,632	$101,111	$89,824	$81,655	$57,984	$63,461
Net income/(loss)	5,906	15,039	5,535	10,948	10,050	14,119
Net income/(loss) per share —basic	$0.04	$0.11	$0.07	$0.15	$0.14	$0.19

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2002	2001	2000(4)	1999(4)

Cash & equivalents	—	$53,171	$5,783	$13,988	—	—
Working capital	—	90,382	28,524	9,859	—	—
Current assets	—	103,323	36,714	14,300	—	—
Total assets	—	421,170	161,879	134,328	—	—
Current liabilities	—	12,941	8,190	4,441	—	—
Shareholders’ equity	—	386,804	150,379	125,747	—	—

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2002(3)	2001(3)	2000(4)	1999(4)

Revenue	—	—	—	—	—	—

Net income/(loss)	—	$12,802	$436	$16,563	—	—
Net income/(loss) per share —basic	—	$0.09	$0.01	$0.23	—	—

Dividends per share	—	$0.046	$0.032	$0.031	—	—

(1)	In accordance with the U.S. and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not prepared as of December 31, 2003.

(2)	IAMGold’s March 31, 2004 report to shareholders did not present IAMGold’s financial statements in accordance with U.S. GAAP.

(3)	Insufficient data was available in IAMGold’s December 2003 financial statements to determine revenues for the period in accordance with U.S. GAAP.

(4)	IAMGold did not present financial statements in accordance with U.S. GAAP prior to 2001.

Comparative Per Share Information

      The following table sets forth, for the periods indicated, the net income, book value and cash dividends declared per common share data separately for Golden Star and IAMGold on an historical basis and for Golden Star on a pro forma consolidated basis assuming all shareholders elect the All Share Option. The conversion ratio is 1.25 Golden Star common shares for each IAMGold common share.

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	U.S.$	U.S.$
PRO FORMA CONSOLIDATED
Earnings per share	0.114	0.032
Book value per share	3.58	3.60
Cash dividends per share	0.021	—
GOLDEN STAR HISTORICAL
Earnings per share	0.198	0.039
Book value per share	1.49	1.53
Cash dividends per share	—	—
IAMGOLD HISTORICAL
Earnings per share	0.105	0.041
Book value per share	2.66	2.70
Cash dividends per share	0.046	—

Per Share Market Data

      IAMGold common shares are currently traded on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG.” Golden Star common shares are currently traded on the TSX under the symbol “GSC” and on the AMEX under the symbol “GSS.” The following table sets forth the closing prices per common share of each of IAMGold and Golden Star as reported on the TSX and the AMEX on (1) May 27, 2004, the last business day preceding the public announcement of our proposed business combination with IAMGold, and (2) on June 28, 2004, the most recent trading day practicable before the filing of this Notice of Variation:

	TSX		AMEX

Issuer	May 27, 2004	June 28, 2004	May 27, 2004		June 28, 2004

IAMGold	Cdn$7.38	Cdn$7.46	U.S.$	5.43	U.S.$	5.52
Golden Star	Cdn$7.24	Cdn$6.33	U.S.$	5.31	U.S.$	4.72

          Reasons for Proposed Combination

      The Circular indicates that, on a pro forma basis, the combined company resulting from the combination of Golden Star and IAMGold would have approximately U.S.$185 million in cash, cash equivalents and bullion (assuming a break fee of U.S.$23 million is paid to Wheaton River). Based on the addition of the cash portion of the purchase price for the IAMGold shares, the cash, cash equivalents and bullion of the combined company would be reduced by approximately Cdn.$74.7 million in the event that all of the IAMGold shares that are issued and outstanding on June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money on June 28, 2004) are tendered to our offer and all shareholders select the Cash and Share Option. This amount would be further reduced by up to Cdn.$30.3 million in the event we are required to make the contingent payment referred to in Section 1 of the Notice of Variation, “Increase in Price Offered for IAMGold Shares — Contingent Payment Entitlement”. The combined company would still have sufficient cash flow to fund currently planned development activities.

          Source of Offered Consideration

      Assuming that all of the depositing shareholders elect the All Share Option and all of the IAMGold shares that are issued and outstanding as of June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money at June 28, 2004) are tendered to the offer and that we take up and pay for such IAMGold shares under the offer, we will issue approximately 186.6 million Golden Star shares. If all of the IAMGold shareholders elect the All Share Option and all of the shares issuable upon the exercise of all IAMGold options outstanding on June 4, 2004 were tendered to the offer and taken up and paid under the offer, the number of Golden Star shares issued would increase to 189.4 million. If all of the depositing shareholders elect the Cash and Share Option, and all of the IAMGold shares that are issued and outstanding as of June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money at June 28, 2004) are tendered to the offer and that we take up and pay for such IAMGold shares under the offer, we will issue approximately 171.7 million Golden Star shares and pay approximately Cdn.$74.7 million in cash to depositing shareholders. If all of the IAMGold shareholders elect the Cash and Share Option and all of the shares issuable upon the exercise of all IAMGold options outstanding on June 4, 2004 were tendered to the offer and taken up and paid for under the offer, the number of Golden Star shares issued would increase to 174.2 million and the cash paid would increase to Cdn.$75.8 million. If the contingent payment referred to in Section 1 of this Notice of Variation, “Increase in Price Offered for IAMGold Shares — Contingent Payment Entitlement” is payable, we will pay to IAMGold shareholders an additional Cdn.$29.9 million in cash, if all of the IAMGold shares issued and outstanding as at June 4, 2004 (and all IAMGold shares issuable upon exercise of IAMGold options that are in the money at June 28) are deposited under the offer and taken up and paid for. If all of the IAMGold shares issued and outstanding as at June 4, 2004, including all shares issuable upon exercise of options outstanding on that date, are deposited under the offer and taken up and paid for, the contingent payment payable by us would be approximately Cdn.$30.3 million.

      We have sufficient cash on hand and liquid investments (which may be readily converted into cash) to fund the cash portion of the offer, including the contingent payment. We may choose to finance all or any part of the cash portion of the offer, including the contingent payment, through other means.

          Capitalization

      The table under the heading “Capitalization” in Annex A to the Offer and Circular and the sentence preceding it have been varied as follows:

      The following table shows our capitalization as of March 31, 2004 on an actual basis for Golden Star and on a pro forma basis after the combination of IAMGold and Golden Star assuming all shareholders elect the All Share Option and that a U.S.$23 million break-fee is payable to Wheaton River.

	As of March 31, 2004

	(in thousands)
		Golden
	Golden Star	Star/IAMGold
	As Reported	Pro Forma

Cash and cash equivalents	$86,017	$125,374
Working Capital	95,148	207,065
Long term debt and lease obligations	610	12,009
Shareholders’ Equity:
Common shares: unlimited shares authorized; actual — 133,312,412 shares issued and outstanding; pro forma — 319,895,802 shares issued and outstanding	328,209	1,279,162
Deferred stock-based compensation	—	(3,748)
Share purchase loans	—	(266)
Retained earnings	(124,022)	(124,022)

Total shareholders’ equity	$204,187	$1,151,126

(1)	Excludes approximately U.S.$61.5 million in gold bullion held by IAMGold at March 31, 2004.

Mineral Reserves and Resources

Recent Developments

      On June 17, 2004, we announced that we had increased our interest in the Prestea Underground mine to 81%.

      On June 22, 2004, we announced increases in the Wassa mineral resources since those reported at December 31, 2003 as follows:

					Measured &
	Measured		Indicated		Indicated		Inferred

		Gold		Gold		Gold		Gold
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
	(000)	(g/t)	(000)	(g/t)	(000)	(g/t)	(000)	(g/t)

June 21, 2004	—	—	14,798	1.19	14,798	1.19	38,411	1.20

December, 31, 2003	—	—	9,363	0.96	9,363	0.96	30,768	1.27

Net Increase			5,434	1.59	5,434	1.59	7,643	0.92

      The table entitled “Non-Reserves — Measured and Indicated Mineral Resources” and the sentence preceding it on page A-7 of Annex A to the Offer and Circular has been varied as follows:

      The following table summarizes the total and our share of estimated non-reserves — measured and indicated mineral resources as of December 31, 2003, for Bogoso/Prestea and Dorlin and June 22, 2004 for Wassa.

NON-RESERVES — MEASURED AND INDICATED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/Prestea(1)
Measured	11,253	2.45
Indicated	16,024	2.53

Sub-total	27,277	2.50
Wassa(2)
Indicated	14,798	1.19
Dorlin(3)
Indicated	3,607	1.56
Attributable share
Measured	10,128	2.45
Indicated	30,850	1.85

Total	40,988	2.00

(1)	Approximately 81% of the 2003 Bogoso/ Prestea measured and indicated mineral resources are refractory. The estimated cut-off grades used in mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the December 31, 2003 indicated mineral resource category are mineral resources of 0.4 million tonnes at an average grade of approximately 2.79 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the 2004 Wassa measured and indicated mineral resources are non-refractory. The estimated cut-off grades used in 2004 ranged from 0.5 g/t to 0.6 g/t.

(3)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in Dorlin. The estimated cut-off grades used in mineral resource calculations in 2003 was 0.5 g/t. We have announced our intention to sell our interests in the Yaou and Dorlin properties.

      The table entitled “Non-Reserves — Inferred Mineral Resources” and the sentence preceding it on page A-8 of Annex A to the Offer and Circular has been varied as follows:

      The following table summarizes the total and our share of estimated non-reserves — inferred mineral resources as of December 31, 2003 for all properties except Wassa. Wassa non-reserved — inferred mineral resources are as of June 22, 2004.

NON-RESERVES — INFERRED MINERAL RESOURCES

	Tonnes	Gold Grade
Property Mineral Resource Category	(Thousands)	(g/t)

Bogoso/ Prestea(1)
Inferred	29,690	2.43
Wassa(2)
Inferred	38,411	1.20
Prestea Underground(3)
Inferred	1,606	8.58
Yaou(4)
Inferred	12,074	2.63
Dorlin(5)
Inferred	3,375	1.43
Paul Isnard(6)
Inferred	8,215	1.78

Attributable share
Inferred	81,952	1.95

(1)	Approximately 84% of the 2003 Bogoso/ Prestea inferred mineral resources are refractory. The estimated cut-off grades used in inferred mineral resource calculations in 2003 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material. Also included in the 2003 inferred resources are the Dunkwa properties resources of 2.4 million tonnes of ore at an average grade of approximately 2.69 g/t, purchased as part of the Dunkwa properties acquisition in June 2003.

(2)	All of the Wassa inferred resources are non-refractory. The estimated cut-off grades utilized in resource calculations in 2004 ranged from 0.5 g/t to 0.6 g/t.

(3)	All of the Prestea Underground inferred mineral resources are refractory. Golden Star owns approximately 81% managing interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 4.2 g/t.

(4)	Yaou is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(5)	Dorlin is located in French Guiana, South America, and Golden Star owns approximately an 86.5% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2003 was 0.5 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years. We have announced our intent to sell our interest in this property.

(6)	Paul Isnard is located in French Guiana, South America, and Golden Star owns approximately a 73% beneficial interest in the property. The estimated cut-off grades utilized in mineral resource calculations in 2003 was 0.4 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years.

      Certain data of a scientific or technical nature regarding our mineral reserves and mineral resources included in this Notice of Variation were previously verified by our full-time employees, Mr. Dave Alexander, Project Planning Manager in Ghana, and Mr. Mitchell Wasel, Exploration Manager in Ghana. Each of Messrs. Alexander and Wasel is a “qualified person”, as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and, in addition to their employment with us, each beneficially owns common shares, including common shares issuable upon exercise of options, consisting of less than 1% of our outstanding common shares.

      The above statements of mineral resources at Wassa and at Bogoso/ Prestea were prepared by Mr. Wasel. The above statements of mineral resources for the Yaou, Dorlin and Paul Isnard properties were prepared by Mr. Colin Jones, Partner and Manager (Audits) of RSG Global Pty Ltd., given on his authority as an expert in mining engineering and geology and as a “qualified person” within the meaning of National Instrument 43-101. To the best of our knowledge, neither Mr. Jones nor any of the officers, directors and other employees of RSG Global Pty Ltd. hold any of our common shares. Please refer to the disclosure under the heading “Interests of Experts” in the Offer and Circular for a statement of the qualified persons who prepared the technical reports for each of the foregoing properties and the relationship of such qualified persons to Golden Star.

          Revised Pro Forma Financial Statements

      Attached as Annex A to this Notice of Variation are revised pro forma financial statements of Golden Star replacing pages B-1 to B-15 of Annex B to the Offer and Circular. These statements have been amended to reflect the increase in the consideration offered for IAMGold shares under our offer, as well as certain other consequential changes.

4.   Recent Developments

      We filed the Offer and Circular and the related prospectus with Canadian and U.S. securities regulatory authorities on June 10, 2004 and commenced mailing the offer documents to IAMGold shareholders on June 10, 2004. During the period following June 7, 2004, our management and financial advisors contacted numerous IAMGold shareholders regarding the offer.

      On June 10, 2004, we sent a letter to IAMGold requesting, among other things, that IAMGold provide us with certain non-public information of IAMGold so that we would be able to satisfy the due diligence conditions of the offer. We also requested that IAMGold appoint an independent chair to conduct the adjourned meeting of shareholders of IAMGold, then scheduled for June 29, 2004, with access to his or her own legal counsel to provide additional comfort that the adjourned IAMGold meeting would run smoothly and that all registered and non-registered IAMGold shareholders would be enfranchised. We suggested that the independent chair could not only conduct the adjourned IAMGold meeting, but also establish detailed rules for the delivery and revocation of proxies and rule on the acceptability of certain proxies if appropriate. Finally, we requested that the proxy deadline for the adjourned IAMGold meeting should be 5:00 p.m. (Toronto time) on the day immediately prior to the adjourned IAMGold meeting in order to allow IAMGold shareholders as much time as possible to consider the relative merits of our offer and the proposed IAMGold/ Wheaton River transaction.

      On June 11, 2004, IAMGold announced that it had appointed a special committee of its board of directors to consider our offer in comparison with the proposed IAMGold/ Wheaton River transaction, and to make recommendations to IAMGold’s board of directors. IAMGold also announced that, after receiving a report and recommendations of the IAMGold special committee, IAMGold’s board of directors planned to send to its shareholders a supplement to the joint management information circular dated April 30, 2004 regarding the proposed IAMGold/ Wheaton River transaction. IAMGold asked its shareholders to take no action with respect to our offer or the Wheaton River transaction until its board of directors communicated its assessments and recommendations regarding the proposed transactions.

      On June 11, 2004, our Canadian counsel, Fasken Martineau DuMoulin LLP, sent a letter to the IAMGold special committee requesting that the IAMGold special committee change the record date for voting for the adjourned IAMGold meeting from April 28, 2004 to on or about June 8, 2004 to ensure that

IAMGold shareholders receive both the supplement to the joint circular (and the original management information circular if appropriate) and the IAMGold directors’ circular issued in response to our offer so that they may compare our offer and the proposed IAMGold/ Wheaton River transaction. Our counsel also confirmed our request for a copy of a list of registered shareholders of record as of April 28, 2004. A copy of that list was provided on June 16, 2004.

      Also on June 11, Wheaton River announced that it would hold a further vote of its shareholders to consider the IAMGold/ Wheaton River transaction on July 6, 2004.

      On June 14, 2004, Borden Ladner Gervais LLP, counsel to certain IAMGold shareholders, sent a letter to the IAMGold special committee requesting that the IAMGold special committee consider: (i) a change in the record date for voting for the adjourned IAMGold meeting; and (ii) making the proxy deadline a time immediately prior to the commencement of the adjourned IAMGold meeting.

      On June 14, 2004, we mailed a proxy circular to shareholders recommending shareholders vote against the IAMGold/ Wheaton River transaction at the adjourned IAMGold meeting.

      On June 15, 2004, certain IAMGold shareholders brought a motion to be heard by the Court on June 24, 2004 seeking an order: (i) changing the record date for voting at the adjourned IAMGold meeting; and (ii) determining the proxy deadline for the adjourned IAMGold meeting. We supported the position taken by the shareholders.

      IAMGold announced on June 16, 2004 that the special committee had appointed RBC Dominion Securities Inc. and Ogilvy Renault as its financial and legal advisors respectively. At the request of RBC Dominion Securities Inc., Messrs. Bradford, Marter and Higson-Smith and Golden Star’s financial advisors met on June 18, 2004 with Mr. Robert Quartermain, a director and member of IAMGold’s special committee, and IAMGold’s financial advisors. Messrs. Bradford and Marter made a presentation regarding Golden Star and the proposed business combination and Golden Star representatives responded to questions regarding Golden Star, its operations and its offer.

      On June 21, 2004, Coeur d’Alene Mines Corporation announced an increase in its proposed offer to Wheaton River and that it had begun mailing an information circular to Wheaton River shareholders recommending they vote against the IAMGold/ Wheaton River transaction at the special meeting of Wheaton River’s shareholders scheduled for July 6, 2004.

      In a letter dated June 22, 2004, Don Charter, the Chair of the IAMGold special committee, advised Mr. Bradford, our President and Chief Executive Officer, of the following (i) IAMGold would not provide us with access to non-public information concerning IAMGold; and (ii) the IAMGold special committee would not recommend the appointment of an independent chair for the adjourned IAMGold meeting or a change to the record date for the adjourned IAMGold meeting. Mr. Charter also indicated that the IAMGold special committee was recommending that the proxy deadline be 5:00 p.m. on the business day immediately prior to the adjourned IAMGold meeting.

      On June 23, 2004, IAMGold announced that its board of directors unanimously recommended that IAMGold shareholders reject our Original Offer and vote in favour of the Wheaton River transaction. IAMGold also stated that the IAMGold meeting would be postponed to July 6, 2004, and proposed that the proxy deadline be extended to 5:00 p.m. (Toronto time) on July 5, 2004.

      On June 23, 2004, Coeur d’Alene announced that it would be commencing a tender offer to acquire all of the shares of Wheaton River for the same consideration as Coeur d’Alene’s merger proposal announced on June 21, 2004. Coeur d’Alene’s offer is conditional upon, among other things, Wheaton River’s shareholders not approving the IAMGold/ Wheaton River transaction.

      On June 24, 2004, the Court dismissed the motion to change the record date for the adjourned IAMGold meeting. The parties agreed to a proxy deadline of 5:00 p.m. (Toronto time) on the business day immediately prior to the adjourned IAMGold meeting.

      On June 25, 2004, IAMGold mailed the supplement to the joint circular and a directors’ circular recommending that shareholders reject the Original Offer.

      Golden Star’s board of directors met on June 28, 2004 with management and its financial and legal advisors to discuss the possible terms of an increase in the offer for IAMGold. The board considered the terms and conditions on which an increased offer might be made and sought and received advice from its legal and financial advisors regarding the proposed increase. The board approved the proposed increase in the offer. On June 28, 2004, we announced that we were increasing our Original Offer on the basis set out in this Notice of Variation.

      On June 29, 2004, Coeur d’Alene announced that it had further increased the consideration it would be offering to Wheaton River shareholders.

      On June 30, 2004, IAMGold announced that its board of directors unanimously recommended that IAMGold shareholders reject our increased offer.

      On June 30, 2004, we entered into a lock-up agreement with the holder of approximately 3.6 million IAMGold shares pursuant to which that shareholder agreed to deposit its shares under our offer and to vote its shares against the Wheaton River transaction. The shareholder has the right to terminate its obligations under the lock-up agreement in certain circumstances, including if a third party makes a fully-financed offer to acquire all of the IAMGold shares at a price per IAMGold share greater than 103% of the price per IAMGold share offered under our offer and we do not elect to increase the price offered under our offer to a price greater than or equal to the price offered under the competing offer.

5.   Manner and Time for Acceptance

      Our offer may be accepted by shareholders depositing the following documents with the depositary at the offices specified in the revised Letter of Transmittal (printed on orange paper) accompanying this Notice of Variation no later than 9:00 p.m. on July 16, 2004 (unless the expiry time is extended):

(a)	the certificate or certificates representing the IAMGold shares in respect of which our offer is being accepted;

(b)	a properly completed and duly signed copy of the Letter of Transmittal accompanying this Notice of Variation (printed on orange paper) (or a manually signed facsimile copy) with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal; and

(c)	any other relevant document required by the instructions set forth in the Letter of Transmittal.

      Alternatively, shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase dated June 9, 2004, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on yellow paper) accompanying this Notice of Variation or a manually signed facsimile thereof.

      Shareholders who have validly deposited their IAMGold shares prior to June 30, 2004 must complete and execute the revised Letter of Transmittal accompanying this Notice of Variation (printed on orange paper) to indicate whether they are electing the All Share Option or the Cash and Share Option. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to make the necessary election in the Letter of Transmittal, or to properly make such election, including those IAMGold shareholders who have previously tendered their IAMGold shares and who do not submit a revised Letter of Transmittal, will be deemed to have elected the All Share Option in respect of all of the IAMGold shares deposited under our offer.

6.   Take-Up of Deposited IAMGold Shares

      If all of the conditions referred to in Section 2 of the Offer to Purchase, “Conditions to the Offer” have been fulfilled or, where permitted, waived at the expiry time of our offer, we will take up and pay for the IAMGold shares deposited under the offer and not withdrawn no later than 10 days from the expiry date, and will pay for the IAMGold shares taken up as soon as possible, but, in any event not later than three business days after taking up the IAMGold shares, other than the payment of amounts with respect to the contingent payment entitlement which shall be paid in the manner described in Section 1 of this Notice of Variation “Increase in Price Offered for IAMGold Shares”. See Section 3 of the Offer to Purchase, “Payment for Deposited IAMGold Shares”.

7.   Payment for Deposited IAMGold Shares

      We will pay for IAMGold shares validly deposited under our offer and not withdrawn by providing the depositary with the offered consideration in the form of sufficient funds (by bank transfer or other means satisfactory to the depositary) and sufficient certificates for Golden Star shares for transmittal to persons depositing IAMGold shares under our offer. Payment of amounts with respect to the contingent payment entitlement shall be made by Golden Star when such payments are due (if at all) as set out in Section 1 of this Notice of Variation, “Increase in Price Offered for IAMGold Shares”. All amounts payable for deposited shares will be in U.S. currency in an amount determined at the time we take up and pay for shares under the offer, with respect to cash to be paid for IAMGold shares as a result of a shareholder electing the Cash and Share Option and for fractional shares, and, with respect to the contingent payment, in an amount determined at the time, if any, that we determine the contingent payment is payable.

      In the event that IAMGold declares or pays a dividend or declares, makes or pays any other distribution or payment, or declares, allots, reserves or issues any securities, rights or other interests which would result in Golden Star having the right to adjust or withhold all or part of the consideration to be paid for the IAMGold shares in accordance with Section 7 of the Offer to Purchase, “Changes in Capitalization of IAMGold; Dividends and Distributions; Liens”, we will determine, in our discretion, how any such adjustment or withholding shall be allocated between the cash portion and the share portion of the purchase price, if applicable.

8.   Right to Withdraw Deposited IAMGold Shares

      Under the terms of the offer, IAMGold shares may be withdrawn by or on behalf of a depositing shareholder (unless otherwise required or permitted by applicable law) (a) at any time prior to the expiry time of the offer; (b) at any time where the IAMGold shares have not been taken up; (c) at any time before the expiration of ten days from the date of a notice of change or variation in respect of the offer; or (d) if the shareholder’s IAMGold shares have not been paid for by us within three business days after having been taken up.

9.   Acquisition of Shares Not Deposited

      If we take up and pay for the IAMGold shares validly deposited under the offer, we intend to cause a special meeting of IAMGold shareholders to be held to effect an amalgamation (including by way of statutory arrangement) of IAMGold with Golden Star or an affiliate of Golden Star whereby we directly or indirectly will acquire all of the IAMGold shares not deposited to our offer. In any such transaction, to the extent permitted by applicable law, the non-depositing shareholders whose shares are acquired by us will receive consideration at least equal in value to and in the same form as the consideration they would have received had they deposited their IAMGold shares to our offer and selected the All Share Option.

10. Certain Canadian Federal Income Tax Considerations

          General

      In the opinion of Fasken Martineau DuMoulin LLP, counsel to Golden Star, the following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to IAMGold shareholders who dispose of their IAMGold shares pursuant to our offer and who, for purposes of the Tax Act, hold their IAMGold shares as capital property, deal at arm’s length and are not affiliated with each of Golden Star and IAMGold at all times up to and including the completion of our offer, and immediately following completion of our offer will not, either alone or together with any person with whom the shareholder does not deal at arm’s length, control Golden Star or beneficially own shares of Golden Star having a fair market value in excess of 50% of the fair market value of all outstanding Golden Star Shares. The IAMGold shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such IAMGold shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a shareholder who is a “tax shelter investment” under the Tax Act or that is a financial institution which is subject to the “mark-to-market” provisions of the Tax Act.

      This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance (Canada) prior to the date hereof and counsel’s understanding of the current published administrative and assessing practices of Canada Revenue Agency (“CRA”). This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

      This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular IAMGold shareholder and, accordingly, IAMGold shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their IAMGold shares having regard to their own particular circumstances.

          Glossary

      In this section,

      “Cash-Out Percentage” means the percentage equal to (100 × Cdn.$0.50)/(A + B + Cdn.$0.50) where A is the fair market value of 1.15 Golden Star shares at the time of closing expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time of closing expressed in Canadian dollars.

      “CPE Percentage” (i) in the case of a shareholder who accepts the offer and elects to receive consideration under the All Share Option means the percentage equal to 100% minus the Remaining Percentage, and (ii) in the case of a shareholder who accepts the offer and elects to receive consideration under the Cash and Share Option means the percentage equal to 100% minus the aggregate of the Cash-Out Percentage and the Remaining Percentage.

      “Remaining Percentage” (i) in the case of a shareholder who accepts the offer and elects to receive consideration under the All Share Option means the percentage equal to (100 × A)/(A+B); where A is the fair market value of 1.25 Golden Star shares at the time of closing expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time of closing expressed in Canadian dollars, and (ii) in the case of a shareholder who accepts the offer and elects to receive the Cash and Share Option means the percentage equal to (100 × A)/(A + B + Cdn.$0.50); where A is the fair market value of 1.15 Golden Star shares at the time of closing expressed in Canadian dollars and B is the fair market value of the contingent payment entitlement at the time of closing expressed in Canadian dollars.

          Shareholders Resident in Canada

      In addition to the comments set out under the heading “General,” this portion of the summary is applicable only to IAMGold shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (“Resident Shareholder”).

      Certain Resident Shareholders whose IAMGold shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their IAMGold shares and every “Canadian security” (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be a capital property.

          Resident Shareholders Accepting the Offer — All Share Option

      The following applies only to a Resident Shareholder who accepts our offer and elects the All Share Option on the basis that the Remaining Percentage of each IAMGold share will be exchanged with Golden Star for 1.25 Golden Star shares and the CPE Percentage of each IAMGold share will be exchanged for the contingent payment entitlement discussed under Section 1 above “Increase in Price Offered for IAMGold Shares”. Golden Star believes this allocation to be reasonable; however, such allocation is not binding upon the CRA. If the foregoing allocation is ultimately changed, the tax consequences described below would have to be modified to take into account such variance.

      Under the current administrative practices of the CRA, as set out in Interpretation Bulletin No. IT-450R:

(a)	a Resident Shareholder will be considered

(i)	to have disposed of the Remaining Percentage of each IAMGold share for proceeds of disposition equal to the Remaining Percentage of the Resident Shareholder’s adjusted cost base of such IAMGold share determined immediately before the exchange, with the result that no capital gain or loss will be realized by the Resident Shareholder on such disposition, and

(ii)	to have acquired the Golden Star shares at a cost equal to the Remaining Percentage of the Resident Shareholder’s adjusted cost base of the IAMGold shares disposed of,

unless the Resident Shareholder, in the income tax return for the taxation year in which the exchange occurs, includes in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the Resident Shareholder will be required to recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the Golden Star shares exceeds (or is less than) the total of the Remaining Percentage of the Resident Shareholder’s adjusted cost base of the IAMGold shares and any reasonable costs of disposition and the Resident Shareholder will be considered to have acquired the Golden Star shares at a cost equal to the fair market value at the time of the exchange of the Remaining Percentage of the IAMGold share;

(b)	a Resident Shareholder will be considered to have disposed of the CPE Percentage of each IAMGold share for proceeds of disposition equal to the fair market value of the contingent payment entitlement at the time it is acquired with the result that the Shareholder will realize a capital gain (or a capital loss) in respect of the CPE Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the CPE Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition. To the extent that the Resident Shareholder receives payment under the contingent payment entitlement that is less than (or greater than) the fair market value of the contingent payment entitlement at the time it was acquired, such shareholder will realize a capital loss (or a capital gain) equal to such amount; and

(c)	a Resident Shareholder who receives cash not exceeding Cdn.$200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or, alternatively, of reducing the adjusted cost base of the Golden Star shares acquired by the amount of cash so received.

          Resident Shareholders Accepting the Offer — Cash and Share Option

      The following applies only to a Resident Shareholder who accepts our offer and elects the Cash and Share Option on the basis that the Remaining Percentage of each IAMGold share will be exchanged with Golden Star for 1.15 Golden Star Shares, the Cash-Out Percentage of each IAMGold share will be exchanged for $0.50, and the CPE Percentage of each IAMGold share will be exchanged for the contingent payment entitlement. Golden Star believes this allocation to be reasonable; however, such allocation is not binding upon the CRA. If the foregoing allocation is ultimately changed, the tax consequences described below would have to be modified to take into account such variance.

      Under the current administrative practices of the CRA, as set out in Interpretation Bulletin No. IT-450R:

(a)	a Resident Shareholder will be considered

(i)	to have disposed of the Remaining Percentage of each IAMGold share for proceeds of disposition equal to the Remaining Percentage of the Resident Shareholder’s adjusted cost base of such IAMGold share determined immediately before the exchange, with the result that no capital gain or loss will be realized by the Resident Shareholder on such disposition, and

(ii)	to have acquired the Golden Star shares at a cost equal to the Remaining Percentage of the Resident Shareholder’s adjusted cost base of the IAMGold shares disposed of,

unless the Resident Shareholder, in the income tax return for the taxation year in which the exchange occurs, includes in computing income any portion of the gain or loss otherwise determined on such exchange; in which case the Resident Shareholder will be required to recognize a capital gain (or a capital loss) to the extent that the fair market value at the time of the exchange of the Golden Star shares exceeds (or is less than) the total of the Remaining Percentage of the Resident Shareholder’s adjusted cost base of the IAMGold shares and any reasonable costs of disposition and the Resident Shareholder will be considered to have acquired the Golden Star shares at a cost equal to the fair market value at the time of the exchange of the Remaining Percentage of the IAMGold share;

(b)	a Resident Shareholder will be considered to have disposed of the Cash-Out Percentage of each IAMGold share for proceeds of disposition equal to the amount of cash received for the Cash-Out Percentage of the IAMGold share with the result that the Resident Shareholder will realize a capital gain (or a capital loss) in respect of the Cash-Out Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the Cash-Out Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition;

(c)	a Resident Shareholder will be considered to have disposed of the CPE Percentage of each IAMGold share for proceeds of disposition equal to the fair market value of the contingent payment entitlement at the time it is acquired with the result that the Resident Shareholder will realize a capital gain (or a capital loss) in respect of the CPE Percentage of the IAMGold share to the extent that such proceeds of disposition exceed (or are less than) the total of the CPE Percentage of the adjusted cost base of the IAMGold share held by such shareholder and any reasonable costs of disposition. To the extent that the Resident Shareholder receives payment under the contingent payment entitlement that is less than (or greater than) the fair market value of the contingent payment entitlement at the time it was acquired, such shareholder will realize a capital loss (or a capital gain) equal to such amount; and

(d)	a Resident Shareholder who receives cash not exceeding Cdn.$200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or, alternatively, of reducing the adjusted cost base of the Golden Star shares acquired by the amount of cash so received.

          Taxation of Capital Gains and Capital Losses

      One-half of any capital gain (a “taxable capital gain”) realized pursuant to our offer must be included in computing the Resident Shareholder’s income and one-half of any capital loss (an “allowable capital loss”) incurred pursuant to our offer is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard.

      The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the IAMGold shares to the extent and under the circumstances described in the Tax Act.

      A Resident Shareholder who is an individual (other than certain trusts) who realizes a capital gain may be subject to alternative minimum tax.

      A Resident Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

          Acquisition of Shares Not Deposited

      A Resident Shareholder who dissents and elects to receive the fair value for the holder’s IAMGold shares will be considered to have disposed of the IAMGold shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court and will realize a capital gain (or a capital loss) in the manner, and subject to the treatment, described above. Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder’s income for the purposes of the Tax Act.

          Subsequent Acquisition Transaction

      As described in Section 5 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, as varied by this Notice of Variation, if the Offeror does not acquire all of the IAMGold shares pursuant to the Offer, the Offeror proposes to carry out a Subsequent Acquisition Transaction by means of an amalgamation. On such amalgamation a Shareholder may receive non-share consideration in the form of cash or a Contingent Payment Entitlement. If a Resident Shareholder receives such non-share consideration, on the amalgamation such shareholder will be considered to have disposed of their IAMGold shares for proceeds of disposition equal to the aggregate fair market value of all the consideration received at the time it is acquired with the result that such Resident Shareholder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of the IAMGold shares held by such shareholder immediately prior to the amalgamation and any reasonable costs of disposition. If the sole consideration received by a Resident Shareholder on the amalgamation is shares of the amalgamated corporation, such shareholder will be deemed to have disposed of the IAMGold shares for proceeds equal to the adjusted cost base to the shareholder of such shares immediately before the amalgamation and to have acquired the shares of the amalgamated corporation at a cost equal to such deemed proceeds.

      If the Subsequent Acquisition Transaction is not carried out as an amalgamation as described above, the tax treatment of such transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

      Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their IAMGold shares acquired pursuant to a Subsequent Acquisition Transaction.

          Shareholders Not Resident in Canada

      In addition to the comments set out under the heading “General,” this portion of the summary is only applicable to shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their IAMGold shares, do not carry on an insurance business in Canada and who do not use or hold and are not deemed to use or hold their IAMGold shares in carrying on a business in Canada (hereinafter referred to as a “Non-Resident Shareholder”).

          Non-Resident Shareholders Accepting the Offer

      A Non-Resident Shareholder who accepts our offer and elects under either the All Share Option or the Cash and Share Option will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of IAMGold shares pursuant to the offer unless such shares are or are deemed to be “taxable Canadian property” and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

      Generally, IAMGold shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX and the AMEX), unless:

(a)	at any time during the five year period immediately preceding the disposition of the IAMGold shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm’s length with such Non-Resident Shareholder, or any combination thereof owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of IAMGold; or

(b)	the Non-Resident Shareholder’s IAMGold shares were acquired in a tax deferred exchange in consideration for property that was itself taxable Canadian property.

      Even if the IAMGold shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder.

          Acquisition of Shares Not Deposited

      The consequences under the Tax Act to a Non-Resident Shareholder of any subsequent acquisition transaction would depend upon the nature of the transaction. In general, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized, including on the proposed amalgamation, unless the Non-Resident Shareholder’s IAMGold shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

      A Non-Resident Shareholder who dissents and elects to receive the fair value for the holder’s IAMGold shares will be considered to have disposed of the IAMGold shares for proceeds of disposition equal to the amount received by the Resident Shareholder less the amount of interest awarded by the Court. In such circumstances, the Non-Resident Shareholder would not be subject to taxation under the Tax Act in respect of any capital gain that is recognized unless the Non-Resident Shareholder’s IAMGold shares are taxable Canadian property, as described above, and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty.

      Interest awarded to a dissenting Non-Resident Shareholder by a court will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

      Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their IAMGold shares acquired pursuant to a subsequent acquisition transaction.

11.	Certain U.S. Income Tax Considerations

      The following is a summary of the material anticipated U.S. Federal income tax consequences of exchanging IAMGold shares for our common shares pursuant to the offer. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code,” treasury regulations promulgated under the Code, administrative rulings of the U.S. Internal Revenue Service, referred to as the “IRS”, and judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. Federal income tax treatment of our common shares discussed in this summary, possibly with retroactive effect.

      This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. Federal income tax consequences that may be relevant to the particular circumstances of a holder of IAMGold shares, nor to a holder of IAMGold shares with a special status, such as:

•	a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of our issued and outstanding shares or IAMGold shares;

•	a broker, dealer or trader in securities or currencies, or any person who owns IAMGold shares or our shares other than as capital assets within the meaning of Section 1221 of the Code;

•	a bank, mutual fund, life insurance company or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust or regulated investment company;

•	a qualified retirement plan or individual retirement account;

•	a person that holds or will hold their IAMGold shares or Golden Star shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;

•	a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	an investor in a partnership, S corporation or other “pass-through” entity, as determined for U.S. Federal income tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax.

      It is assumed for purposes of this summary that we are not, have not at any time been and will not be after this offering (a) a “controlled foreign corporation,” as defined in Section 957(a) of the Code, (b) a “foreign investment company,” as defined in Section 1246(b) of the Code or (c) a “foreign personal holding company,” as defined in Section 552 of the Code.

      HOLDERS OF IAMGOLD SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION PURSUANT TO THE OFFER, OWNERSHIP AND DISPOSITION OF OUR SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.

      For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a common share of IAMGold, or Golden Star, as the case may be, who is, for U.S. Federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust (1) that validly elects to be treated as a U.S. person for U.S. Federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

      “Non-U.S. Holder” means any person who owns shares of IAMGold, or our shares, as the case may be, and who is not a U.S. Holder.

      If a “pass-through” entity holds IAMGold shares, the tax treatment of an owner of such “pass-through” entity generally will depend upon the status of such owner and upon the activities of the “pass-through” entity. An owner of a “pass-through” entity holding IAMGold shares should consult such owner’s tax advisor regarding the specific tax consequences of exchanging IAMGold shares in the offer.

U.S. Holders of IAMGold Shares

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      Following the closing of the offer, we intend to effect the subsequent amalgamation of IAMGold and Golden Star or an affiliate of Golden Star, pursuant to which U.S. Holders of IAMGold shares who do not exchange their shares in the offer will receive Golden Star shares and may receive a cash payment. See Section 5 of the Circular, “Acquisition of Shares Not Deposited”, as amended by this Notice of Variation. We will endeavor to cause the exchange of IAMGold shares pursuant to the offer together with the subsequent amalgamation to be treated as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code. However, reorganization treatment may or may not be available, depending upon the specific outcome of the subsequent amalgamation. Moreover, reorganization treatment will apply only if the offer and the subsequent amalgamation are treated for federal tax purposes as a single transaction. While we intend to treat the offer and the subsequent amalgamation in this manner, our treatment will not bind the Internal Revenue Service. Accordingly, even if we succeed in effecting the subsequent amalgamation of IAMGold and Golden Star or an affiliate of Golden Star after the closing of the offer, there may be some risk that the exchange of IAMGold shares pursuant to the offer will not be treated as made pursuant to a “reorganization” under Section 368(a)(1) of the Code. Each U.S. Holder is urged to take this risk into account.

      If the exchange of IAMGold shares pursuant to the offer qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, the exchange should have the following U.S. Federal income tax consequences:

•	Golden Star and IAMGold will be treated as “parties to the reorganization” under Section 368(b) of the Code.

•	No gain or loss will be recognized on the exchange of IAMGold shares solely for Golden Star shares pursuant to the offer, except with respect to cash received instead of a fractional share;

•	Gain (but not loss) will be recognized on the exchange of IAMGold shares for a combination of IAMGold shares and cash pursuant to the offer, equal in amount to the excess, if any, of:

•	the amount realized, including the sum of the cash (excluding any cash received instead of a fractional Golden Star share) and the fair market value of the Golden Star shares received (including any fractional Golden Star share deemed received and exchanged for cash), over

•	the U.S. Holder’s adjusted tax basis in the IAMGold shares exchanged,

but not in excess of the cash received by such U.S. holder in the transaction.

Such gain would generally be capital gain, and would generally be long term capital gain if the IAMGold shares were held for more than one year. However, in certain circumstances in which the U.S. Holder maintains a sufficient continuing interest (both direct and constructive) in Golden Star, the gain could be treated as dividend income to the extent paid out of current or accumulated earnings and profits of Golden Star. A U.S. Holder who exchanges IAMGold shares that have different bases must compute gain separately on the separate shares.

•	The aggregate adjusted tax basis of our shares received in the exchange (including any fractional share deemed received and exchanged for cash) by a U.S. Holder will be the same as the aggregate adjusted tax basis of such U.S. Holder’s IAMGold shares exchanged therefore, increased by the amount of gain recognized in the exchange (other than gain recognized on the receipt of cash in lieu of a fractional share) and reduced by the amount of cash received in the exchange.

•	The holding period of our shares received in the exchange by a U.S. Holder will include the holding period of such U.S. Holder’s IAMGold shares exchanged therefore.

•	The receipt of cash in lieu of a fractional Golden Star share by a U.S. Holder will generally result in taxable gain or loss to the U.S. Holder equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year upon the closing of the exchange. However, in certain circumstances in which a U.S. Holder maintains a sufficient interest in Golden Star (both direct and constructive), the amount of a cash payment received in lieu of a fractional share by the U.S. Holder may be treated as dividend income to the extent paid out of earnings and profits.

•	The contingent payment of Cdn.$0.20 per share, if and when received, less any portion of the payment that is treated for federal income tax purposes as interest, will be treated as an additional amount realized that would result in the recognition of additional gain, if any.

•	Alternatively, there is a possibility that the fair market value of the right to receive the contingent payment of Cdn.$0.20 will be treated as an additional amount realized at the time of the exchange which would result in the recognition of additional gain, if any, at that time. In this case, the U.S. Holder would also recognize income or gain when the Cdn.$0.20 is received or becomes payable or would recognize loss if and when the right to receive the payment becomes worthless. Any such additional income or gain may represent ordinary income rather than capital gain. The deductibility of any such loss may be limited.

•	Upon receipt by a U.S. Holder of a contingent payment of Cdn$0.20 per share, a portion of such payment may be taxed to the U.S. Holder as ordinary income in the nature of interest.

      U.S. Holders of IAMGold shares who have acquired different lots of IAMGold shares for different prices per share should consult with their U.S. tax advisors to determine whether they may identify specific lots of our shares as received in exchange for the different lots of IAMGold shares.

      If the exchange of IAMGold shares for our shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized in the exchange and the U.S. Holder’s adjusted basis in the IAMGold shares exchanged. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in the IAMGold shares exceeds one year upon the consummation of the exchange pursuant to the offer. The contingent payment of Cdn.$0.20 per share, less any portion of this payment that is treated for federal income tax purposes as interest, will be treated as an additional amount realized if and when received. Alternatively, there is a possibility that the fair market value of the right to receive the contingent payment will be treated as an additional amount realized at the time of the exchange, in which case additional ordinary income may be realized when the Cdn.$0.20 is received or becomes payable and loss may be realized when the right becomes worthless. A U.S. Holder’s adjusted basis in the Golden Star shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder’s holding period for the Golden Star shares would commence on the day following the exchange. Various provisions of the Code may apply in some circumstances to limit the utilization of loss, if any, recognized by certain taxpayers.

      For non-corporate U.S. Holders, long-term capital gain recognized in connection with an exchange made pursuant to the offer generally will be taxed at a maximum U.S. Federal income tax rate of 15% as compared with a maximum rate of 35% for ordinary income. The deductibility of capital losses is subject to limitations. Any gain recognized in the exchange will generally have a U.S. source for foreign tax credit purposes, except any portion of such gain that is treated as dividend income.

      The tax consequences described above are based upon the assumption that IAMGold is not, and has not been, a passive foreign investment company referred to as a “PFIC.” If IAMGold were a PFIC for the taxable year that includes any portion of a U.S. Holder’s holding period in IAMGold shares, the tax consequences to the U.S. Holder who exchanges IAMGold shares for Golden Star shares pursuant to the offer generally would be as follows:

•	if the exchange is in pursuance of a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain (but not loss) on the exchange of IAMGold shares pursuant to the offer, and would recognize gain or loss, or, in some circumstances, dividend income, on the receipt of cash in lieu of fractional shares, with all such gain or income treated as ordinary income; and

•	if the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain or loss, with such gain treated as ordinary income.

In either case, any such gain or income would be subject to tax as an “excess distribution” at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made an election to mark the IAMGold shares to market or to treat IAMGold as a “qualified electing fund.”

Transfer of IAMGold Shares Not Exchanged Pursuant to the Offer

      We plan to effect an amalgamation of IAMGold with Golden Star or an affiliate of Golden Star following the closing of the offer. The consequences to a U.S. Holder of the subsequent amalgamation will depend upon the consideration issued by Golden Star in the amalgamation. To the extent the IAMGold shares are acquired by us for our shares and/or cash, the consequences to a U.S. Holder should generally be similar to the consequences to a U.S. Holder of exchanging IAMGold shares for our shares pursuant to the offer. Such consequences will depend upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “U.S. Holders of IAMGold Shares — Consequences of Exchanging IAMGold Shares Pursuant to the Offer,” above.

      A U.S. Holder that exercises dissent rights and receives cash for its IAMGold shares will recognize gain or loss based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold shares exchanged. Any such gain or loss would generally be treated as capital gain or loss, and as long-term capital gain or loss if the IAMGold shares were held for more than one year.

Reporting Requirements

      A U.S. Holder of IAMGold shares receiving Golden Star shares pursuant to the offer or pursuant to the subsequent amalgamation of IAMGold may be required to retain records related to such U.S. Holder’s IAMGold shares, and file with its Federal income tax return a statement setting forth facts relating to the transaction.

Distributions on Golden Star Shares

      Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions, if any, payable on our shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be “passive income” for U.S. foreign tax credit purposes. A distribution on our shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See “Sale or Other Disposition of Golden Star Shares,” below.

      Canadian withholding tax on dividend distributions paid by us to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the common shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. Federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder. Accordingly, you should consult your own tax advisor concerning the foreign tax credit rules in your particular circumstances.

Sale or Other Disposition of Golden Star Shares

      Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder who sells or otherwise disposes of our shares in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holding period for our shares is more than one year at the time of the sale or other disposition. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of our shares.

Passive Foreign Investment Company

      If Golden Star were or were to become a PFIC for U.S. Federal income tax purposes, U.S. Holders of our shares would be subject to a special, adverse tax regime (different in significant respects from that described above). If we were, or were to become, a PFIC for any year in which a U.S. Holder owns our shares, gain on a disposition or deemed disposition by the U.S. Holder of our shares, and the amount of “excess distributions”, if any, payable on our shares, would be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a “mark-to-market” election or a “qualified electing fund” election. In general terms, we will be a PFIC for any tax year in which either (i) 75% or more of our gross income is passive income or (ii) the average percentage, by fair market value, of our assets that produce or are held for the production of passive income is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

      We do not believe that we are, nor do we expect to become, a PFIC. However, there can be no assurance that our determination concerning our PFIC status will not be challenged by the IRS. There is also a possibility that we could become a PFIC in the future as a result of future financial results.

Non-U.S. Holders

Consequences of Exchanging IAMGold Shares Pursuant to the Offer

      If the exchange of IAMGold shares for our shares pursuant to the offer qualifies as an exchange pursuant a “reorganization” within the meaning of Section 368(a)(1) of the Code, Non-U.S. Holders generally will not recognize gain or loss for U.S. Federal income tax purposes upon the receipt of our shares in the exchange. However, a Non-U.S. Holder may recognize gain, if any, to the extent of cash received in the exchange, on the receipt of the contingent payment of Cdn.$0.20 per share and/or on the right to receive such payment, and on the receipt of cash in lieu of fractional Golden Star shares, if either of the following conditions applies:

•	Such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, or has a tax home in the United States, and certain other requirements are met.

      If the exchange of IAMGold shares for our shares fails to qualify as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code, a Non-U.S. Holder generally would not recognize gain on the exchange for U.S. Federal income tax purposes unless either one of the two conditions described immediately above is satisfied.

Acquisition of IAMGold Shares Not Exchanged Pursuant to the Offer

      We plan to effect an amalgamation of IAMGold with Golden Star or an affiliate of Golden Star following the closing of the offer. The consequences to a Non-U.S. Holder of the subsequent amalgamation will depend upon the consideration issued in the subsequent amalgamation. To the extent the IAMGold shares are acquired for our shares and/or cash, the consequences to a Non-U.S. Holder should generally be similar to the consequences to a Non-U.S. Holder of exchanging IAMGold shares for our shares and/or cash pursuant to the offer. Such consequences will depend in part upon whether the exchange qualifies as an exchange pursuant to a reorganization under Section 368(a)(1) of the Code. See “Non-U.S. Holders — Consequences of Exchanging IAMGold shares Pursuant to the Offer.”

      A Non-U.S. Holder that exercises dissent rights and receives cash for its IAMGold shares will recognize gain (based on the difference between the cash received and the holder’s adjusted tax basis in the IAMGold shares exchanged) only if one of the two conditions apply that are described (and bulleted) in the discussion captioned “Non-U.S. Holders — Consequences of Exchanging IAMGold Shares Pursuant to the Offer.”

Sale or Other Disposition of Golden Star Shares

      In general, a Non-U.S. Holder will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of our shares unless:

•	Such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, or has a tax home in the United States, and certain other requirements are met.

Information Reporting and Backup Withholding

      U.S. Holders of IAMGold shares may be subject to information withholding and may be subject to backup withholding, currently at up to a 28% rate, on cash payments received in exchange for IAMGold shares pursuant to the offer. Payments of distributions on, or the proceeds from a sale or other disposition of, our shares paid within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, our shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

      Backup withholding will generally not apply, however, to a U.S. Holder who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the IRS Form W-9 (or substitute form); or

•	is otherwise exempt from backup withholding.

      Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

      Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. Federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

12. Variations to the Original Offer

      The Original Offer should be read as amended in order to give effect to the amendments set forth in this Notice of Variation.

13. Directors’ Approval

      The contents of this Notice of Variation have been approved, and the sending thereof to the IAMGold shareholders has been authorized, by our board of directors.

14. Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of IAMGold with, in addition to any other rights that they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Directors of

          GOLDEN STAR RESOURCES LTD. (“Golden Star”)

      We have read the Notice of Variation of Golden Star dated June 30, 2004 relating to the offer by Golden Star to purchase all of the outstanding shares of IAMGold Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the use in the Notice of Variation of our compilation report dated June 30, 2004 to the Directors of Golden Star on the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the three month period ended March 31, 2004 and the unaudited pro forma consolidated balance sheet of Golden Star as at December 31, 2003.

Calgary, Alberta	(Signed) PRICEWATERHOUSECOOPERS LLP

June 30, 2004	Chartered Accountants

CONSENT OF FASKEN MARTINEAU DUMOULIN LLP

To the Directors of

          GOLDEN STAR RESOURCES LTD. (“Golden Star”)

      We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Notice of Variation relating to the offer made by Golden Star to the holders of IAMGold shares.

Toronto, Ontario	(Signed) FASKEN MARTINEAU DUMOULIN LLP
June 30, 2004

APPROVAL AND CERTIFICATE OF THE OFFEROR

      The contents of this Notice of Variation have been approved by, and the sending thereof to the Shareholders has been authorized by, the Board of Directors. The foregoing, together with the Offer to Purchase and Circular dated June 9, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: June 30, 2004.

(Signed) PETER BRADFORD Chief Executive Officer	(Signed) ALLAN MARTER Chief Financial Officer

On behalf of the Board of Directors

(Signed) IAN MACGREGOR Director	(Signed) DAVID FAGIN Director

ANNEX A

GOLDEN STAR PRO FORMA FINANCIAL STATEMENTS

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

GOLDEN STAR RESOURCES LTD.

COMPILATION REPORT

To the Directors of Golden Star Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Golden Star Resources Ltd. (the “Company”) as at March 31, 2004 and unaudited pro forma consolidated statements of operations for the three month period then ended, and for the year ended December 31, 2003, all of which have been prepared in accordance with Canadian Generally Accepted Accounting Principles. We have performed the following procedures.

1.	Compared the figures in the columns captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

2.	Compared the figures in the columns captioned “IAMGold Corporation” to the consolidated financial statements of IAMGold Corporation as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

3.	Compared the figures in the column captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

4.	Compared the figures in the column captioned “IAMGold Corporation” to the audited consolidated financial statements of IAMGold Corporation for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a.	the basis for determination of the pro forma adjustments; and

b.	whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

            The officials:

a.	described to us the basis for determination of the pro forma adjustments; and

b.	stated that the pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

6.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” as at March 31, 2004 and for the three month period then ended and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” for the year ended

December 31, 2003 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

      These pro forma consolidated financial statements are based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Alberta
June 30, 2004

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN STAR RESOURCES LTD.

DESCRIPTION OF OFFER TO PURCHASE IAMGOLD CORPORATION

(All monetary figures are in United States dollars)

      Golden Star Resources Ltd. (“Golden Star”, the “Company”, “us”, “we”) announced on May 27, 2004 a proposed business combination with IAMGold Corporation (“IAMGold”). On June 28, 2004 we increased our offer to exchange 1.15 Golden Star common shares for each common share of IAMGold, to an exchange ratio of 1.25 Golden Star shares or 1.15 Golden Star shares plus Cdn$0.50 cash per IAMGold share. Assuming that all IAMGold shareholders elect the all share option, the offer would result in the issuance of approximately 186.6 million Golden Star shares, and assuming that all IAMGold shareholders elect the cash and share option, the offer would result in the issuance of approximately 171.7 million Golden Star shares, each for approximately 149.3 million IAMGold common shares (assuming all in-the-money options to purchase IAMGold common shares are exercised). In addition, Golden Star will pay a further Cdn$0.20 in cash per IAMGold share to the IAMGold shareholders in the event that no break fee is paid or becomes payable to Wheaton River Minerals Ltd.

      Assuming that all IAMGold shareholders elect the all share option and that all IAMGold shares are exchanged in this offer, immediately following the exchange, approximately 46% of the shares would be held by current Golden Star shareholders and approximately 54% of the shares would be held by current IAMGold shareholders, calculated on a fully diluted basis. As the relative share ownership of the two groups of shareholders is similar, it is expected that Golden Star’s board of directors and management will retain their positions in the combined entity and Golden Star’s corporate office will continue to be the headquarters of the combined entity, Golden Star is considered to be the acquirer for the purposes of purchase accounting. In accordance with this assumption, IAMGold’s assets and liabilities have been restated in the pro forma financial statements presented below, to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

      The pro forma financial statements are based upon a Golden Star common share price of $5.10, this amount being the average closing common share price of Golden Star three days before and after the day of the date of the public announcement of Golden Star’s proposed business combination with IAMGold.

      As a consequence of the nature of the transaction, there may be, and likely will be, actions and other events or changes initiated by IAMGold that would significantly change purchase prices and purchase price allocations. Also, Golden Star has not had access to proprietary and confidential corporate financial and other information of IAMGold and has not had an opportunity to undertake any due diligence procedures. Such information and procedures may provide Golden Star with additional information that could materially affect the purchase price paid for the acquisition of IAMGold, the purchase price allocation and, accordingly, the assumptions and pro forma adjustments. Identified factors which may have a significant impact on the basis and results of the combinations are described in Note 3 of the accompanying notes to the Pro Forma Consolidated Financial Statements.

      The combination of Golden Star and IAMGold is subject to, among other things, regulatory approval. The fair value of IAMGold’s assets and liabilities will ultimately be determined after the completion of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

      The preliminary allocation of the purchase price ($000s) summarized in the table below is subject to change:

Purchase price
149,266,712 IAMGold shares (1)	$950,953
Estimated acquisition costs	10,000

$960,953

Net assets acquired
Cash and cash equivalents(2)	$49,357
Non-cash working capital	72,560
Other long-term assets	30,748
Equity investments in mine properties	77,000
Royalty interests	78,000
Property, plant and equipment	116,382
Goodwill(2)	604,032
Rehabilitation provision	(6,034)
Long-term debt	(11,399)
Future income taxes, net	(53,707)
Share purchase loans	266
Deferred stock-based compensation	3,748

$960,953

1.	The amount shown is an estimated price based on the number of IAMGold shares outstanding on June 4, 2004 and assumes that all IAMGold shareholders elect the all share option rather than the cash and share option, and assumes the exercise of all IAMGold options where the market price on June 28, 2004 exceeds such option’s exercise price, or “in-the-money” IAMGold options. The contingent payment of Cdn$0.20 is not included in the purchase price calculation.

2.	The allocation shown above assumes IAMGold will pay a $23 million break fee to Wheaton River. If Wheaton River were to combine with Coeur d’Alene, we would then receive a $26 million payment in lieu of the break fee from Coeur d’Alene per an agreement between us and Coeur d’Alene. See “Pre-Offer Agreement with Coeur d’Alene.” If we receive the $26 million payment from Coeur d’Alene, our cash would be $49 million higher and the goodwill would be $49 million lower than shown above.

BASIS OF PRESENTATION

      Set out below are the unaudited consolidated pro forma statements of operation for the year ended December 31, 2003 and three months ended March 31, 2004 and the unaudited consolidated pro forma balance sheet of Golden Star at March 31, 2004. These statements have been prepared by the management of Golden Star to assist you in your analysis of the financial effects of the proposed business combination of Golden Star and IAMGold.

      The Golden Star information has been derived from our historical unaudited financial statements as of and for the three months ended March 31, 2004 and from our historical audited financial statements for the year ended December 31, 2003. Our historical data was prepared using accounting principles generally accepted in Canada.

      IAMGold’s information has been compiled solely from publicly available information for the same periods as Golden Star’s, as described above. IAMGold has not provided us access to their detailed accounting records nor has IAMGold assisted us in preparing any of the data contained in the pro forma financial statements shown below. IAMGold’s historical data was prepared using accounting principles generally accepted in Canada.

      It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Golden Star’s accounting policies.

      The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Golden Star which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Golden Star and IAMGold, described above.

      The pro forma consolidated financial statements assume that IAMGold will combine with Golden Star, and Wheaton River will not combine with Coeur d’Alene. As a result, IAMGold would be required to pay a $23 million break fee to Wheaton River. It also assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option. If all of IAMGold’s shareholders elect the cash and share option, the change in the pro forma balance sheet would be a $55 million decrease in the combined company’s cash and a $21 million decrease in goodwill, offset by a $76 million decrease in share capital. If the contingent payment of Cdn$0.20 is made, the impact on the pro forma financial statements would be substantially offset by the elimination of the break fee payable to Wheaton River. If Wheaton River agrees to combine with Coeur d’Alene, rather than IAMGold paying a $23 million break fee, we would receive a $26 million break fee from Coeur d’Alene. The accounting effect of this event on the pro forma financial statements would be a $49 million increase in the combined entity’s cash and a $49 million reduction in goodwill on the balance sheet of the combined entity both at March 31, 2004 under Canadian GAAP and at December 31, 2003 under US GAAP. This change would not affect net income or earnings per share.

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$63,512	$96,607	3	(l)	$(1,654)	$158,465
Royalties	—	4,504			—	4,504
Interest and other income	858	—			—	858

Total Revenues	64,370	101,111			(1,654)	163,827

Cost of mining operations	32,125	56,336			—	88,461
Depreciation, depletion and amortization	4,993	26,552	3	(g)(k)	6,405	37,950
Accretion of asset retirement obligation	578	1,368	3	(k)	(1,084)	862
Exploration expense	594	5,496	3	(j)	(5,496)	594
General and administrative expense	5,566	6,626	3	(k)	1,840	14,032
Foreign exchange (gain)/loss	(2,331)	576			—	(1,755)
Interest and other expense	217	987			—	1,204

Total Expenses	41,742	97,941			1,665	141,348

Income before investment income, equity income and minority interest	22,628	3,170			(3,319)	22,479
Investment income	1,905	2,421			—	4,326
Equity income	—	9,650			(551)	9,099
Minority interest	(2,577)	—			—	(2,577)

Income before income taxes	21,956	15,241			(3,870)	33,327
Income tax	—	(202)	3	(h)	710	508

Net income	$21,956	$15,039			$(3,160)	$33,835

Earnings per share			1	A(a)
Basic						$0.114
Diluted						$0.111
Weighted-average number of shares outstanding (in thousands of shares)			1	A(b)
Basic						297,534
Diluted						304,470

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

First Quarter ended March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$19,265	$26,105	3	(l)	$(414)	$44,956
Royalties	—	1,527			—	1,527
Interest and other income	592	1,324			—	1,916

Total Revenues	19,857	28,956			(414)	48,399

Cost of mining operations	9,125	15,558				24,683
Depreciation, depletion, amortization and accretion	2,437	7,582	3	(g)	1,833	11,852
Exploration expense	234	1,068	3	(j)	(1,068)	234
General and administrative expense	1,856	2,328			—	4,184
Interest and other expense/(income)	289	(43)			—	246

Total Expenses	13,941	26,493			765	41,199

Income before investment income, equity income and minority interest	5,916	2,463			(1,179)	7,200
Equity income	—	4,116			(115)	4,001
Minority interest	(722)	—			—	(722)

Income before income taxes	5,194	6,579			(1,294)	10,479
Income tax	—	(673)	3	(h)	453	(220)

Net income	$5,194	$5,906			$(841)	$10,259

Earnings per share			1	B(a)
Basic						$0.032
Diluted						$0.031
Weighted-average number of shares outstanding (in thousands of shares)			1	B(b)
Basic						319,741
Diluted						332,970

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$86,017	$65,745	3	(d)	$(26,388)	$125,374
Gold bullion	—	47,445	3	(c)	14,054	61,499
Accounts receivable	1,667	20,646			—	22,313
Inventory	14,227	9,601			—	23,828
Other	1,918	—			—	1,918

	103,829	143,437			(12,334)	234,932
Restricted cash	3,317	—			—	3,317
Marketable securities	—	1,102	3	(c)	1,377	2,479
Property plant and equipment	18,930	83,397	3	(c)	32,985	135,312
Deferred exploration and development	3,850	—	3	(c)	5,500	9,350
Mine construction in progress	32,988	—			—	32,988
Mining properties	64,398	—			—	64,398
Stockpiled ore	—	14,598			—	14,598
Equity investment in mining properties	—	63,922	3	(c)	13,078	77,000
Royalty interest	—	62,089	3	(c)	15,911	78,000
Goodwill	—	74,886	3	(e)	529,146	604,032
Future income taxes	—	43	3	(c)	(43)	—
Long-term receivables	—	6,933			—	6,933
Other	2,282	1,238			—	3,520

	$229,594	$451,645			$585,620	$1,266,859

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,582	$19,186			$—	$25,768
Construction retention payable	1,375	—			—	1,375
Royalties payable	582	—			—	582
Current debt	142	—			—	142

	8,681	19,186			—	27,867
Long-term debt	610	11,399			—	12,009
Future income taxes	—	20,336	3	(h)	33,371	53,707
Asset retirement obligations	7,919	6,034			—	13,953
Other	—	1,241	3	(c)	(1,241)	—

	17,210	58,196			32,130	107,536
Minority interest	8,197	—			—	8,197
SHAREHOLDERS’ EQUITY
Share purchase options	—	4,560	3	(c)	(4,560)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	328,209	343,243			(343,243)	328,209
					950,953	950,953
Retained earnings	(124,022)	45,912			(45,912)	(124,022)

	$229,594	$451,645			$585,620	$1,266,859

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

1.	PRO FORMA EARNINGS PER SHARE

A.	Based on Golden Star’s common shares outstanding at December 31, 2003.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of December 31, 2003	132,924
	The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

	Pro forma number of Golden Star common shares outstanding	319,507

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
	The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

	Pro forma basic weighted-average number of Golden Star common shares outstanding	297,534

	Pro forma net income	$33,835

	Pro forma basic earnings per share	$0.114

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	297,534
	Dilutive effect of Golden Star stock options and warrants	6,936

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	304,470

	Pro forma dilutive earnings per share	$0.111

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

B.	Based on Golden Star’s common shares outstanding at March 31, 2004.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of March 31, 2004	133,312
	The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

	Pro forma number of Golden Star common shares outstanding	319,895

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of March 31, 2004	133,158
	The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

	Pro forma basic weighted-average number of Golden Star common shares	319,741

	Pro forma net income	$10,259

	Pro forma basic earnings per share	$0.032

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	319,741
	Dilutive effect of Golden Star stock options and warrants	13,229

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	332,970

	Pro forma dilutive earnings per share	$0.031

2.	PRO FORMA FINANCIAL STATEMENTS UNDER U.S. GAAP

A.	Pro Forma Consolidated Balance Sheet Under U.S. GAAP as of December 31, 2003

(Unaudited)

(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$89,970	$53,171	3	(d)	$(26,388)	$116,753
Gold bullion	—	47,283	3	(c)	12,958	60,241
Accounts receivable	790	2,714			—	3,504
Inventory	12,661	—			—	12,661
Other	1,514	155			—	1,669

	104,935	103,323			(13,430)	194,828
Restricted cash	3,317	—			—	3,317
Marketable securities	—	2,479			—	2,479
Property plant and equipment	18,202	—			—	18,202
Deferred exploration and development	—	—	3	(c)	5,500	5,500
Mine construction in progress	25,647	—			—	25,647
Mining properties	46,478	—			—	46,478
Equity investment in mining properties	—	175,665	3	(c)	48,839	224,505
Royalty interest	—	62,603	3	(c)	15,397	78,000
Goodwill	—	74,886	3	(e)	539,393	614,279
Long-term receivables	1,000	975	3	(c)	(975)	1,000
Other	758	1,239			—	1,997

	$200,337	$421,170			$594,724	$1,216,231

LIABILITIES
Current liabilities	$8,151	$12,941			$—	$21,092
Long-term debt	657	—			—	657
Future income taxes	—	21,425	3	(h)	34,589	56,014
Asset retirement obligations	7,745	—			—	7,745

	16,553	34,366			34,589	85,508
Minority interest	3,367	—			—	3,367
SHAREHOLDERS’ EQUITY
Share purchase options	—	8,789	3	(c)	(8,789)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	324,609	347,681			(347,681)	324,609
					950,953	950,953
Contributed surplus	—	78			(78)	—
Accumulated comprehensive income	1,316	1,086			(1,086)	1,316
Retained earnings	(145,508)	29,436			(29,436)	(145,508)

	$200,337	$421,170			$594,724	$1,216,231

B.	Reconciliation of December 2003 Statement of Operations to U.S. GAAP

Golden Star net income as reported	$13,357
IAMGold’s net income as reported	12,802
Additional depreciation, depletion and amortization from increases in IAMGold’s asset fair values	(5,963)
Eliminate deferred revenue — fair value nil	(1,654)
Income tax impact of adjustments	2,666

Pro forma net income — U.S. GAAP	$21,208

Other comprehensive income:
IAMGold’s gain on marketable securities	1,086
Eliminate IAMGold’s gain on marketable securities — note 3(n)	(1,086)
Golden Star’s loss on marketable securities	(548)

Pro forma comprehensive income	$20,660

Earning per share (in U.S. dollars)
Basic	$0.071
Diluted	$0.070
Comprehensive income per share (in U.S. dollars)
Basic	$0.069
Diluted	$0.068
Weighted average number of shares outstanding (in thousands of shares)
Basic	297,534
Diluted	304,470

      Financial statements for IAMGold at March 31, 2004 and for the three months then ended, prepared in accordance with U.S. GAAP are not available.

(Expressed in thousands of United States dollars or shares except per share amounts)

C.	Pro Forma Earnings Per Share Under U.S. GAAP for the Year Ended December 31, 2003 (Unaudited)

(a)	Pro forma basic earnings per share under U.S. GAAP

The number of Golden Star common shares outstanding is as follows:

Number of Golden Star common shares outstanding as of December 31, 2003	132,924
The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

Pro forma number of Golden Star common shares outstanding	319,507

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

Weighed-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
The number of Golden Star common shares to be issued to IAMGold shareholders	186,583

Pro forma basic weighted-average number of Golden Star common shares outstanding	297,534

Pro forma net income under U.S. GAAP	$21,208

Pro forma basic earnings per share under U.S. GAAP	$0.071

(b)	Pro forma diluted earnings per share under U.S. GAAP

Pro forma weighted-average number of Golden Star common shares outstanding	297,534
Dilutive effect of Golden Star stock options and warrants	6,936

Pro forma dilutive weighed-average number of Golden Star common shares outstanding	304,470

Pro forma dilutive earnings per share under U.S. GAAP	$0.070

(c)	Pro forma comprehensive income per share

Comprehensive income per share — basic	$0.069

Comprehensive income per share — diluted	$0.068

3.	SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

      The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Golden Star for the year ended December 31, 2003.

(b) The December 31, 2003 and the March 31, 2004 pro forma statements of operations assume that the acquisition occurred on January 1, 2003. The March 31, 2004 balance sheet assumes the acquisition occurred at March 31, 2004.

(c) All of IAMGold’s assets and liabilities have been restated where appropriate to reflect estimated fair values using purchase accounting concepts. Estimated mining property and equity investment fair values are based upon discounted cash flow analysis.

(d) IAMGold’s transaction costs are estimated to be $5 million. Golden Star’s transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and IAMGold rationalization costs will total approximately $10 million. It is also assumed that IAMGold will pay a $23 million break fee to Wheaton River. See Section 3 of the Circular, “Background to the Offer — Pre-Offer Agreement with Coeur d’Alene”. Assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option, and that in-the-money IAMGold options outstanding as of June 28, 2004 are exercised for cash and the IAMGold shares issued are exchanged for Golden Star shares.

(e) The excess of the purchase price over the fair value of the net assets is shown as goodwill. The goodwill shown in the pro forma financial statements is based upon a preliminary analysis of the factors involved in determining fair values. The final allocation of the purchase price and the fair values of IAMGold’s assets and liabilities is subject to completion of definitive appraisals which would be carried out following completion of the acquisition.

(f) No adjustments have been made to reflect expected synergies or cost savings of the proposed transaction.

(g) Amortization has been adjusted to reflect adjustments of asset basis to fair value.

(h) The impact of differences between the fair value and the tax value of assets and liabilities has been reflected in the future tax balance and the resulting impact on income tax expense has been reflected on the statements of operations.

(i) The pro forma information has been compiled using a Golden Star common share price of $5.10 per share, being the average of the closing price on the AMEX for the three days before and after May 27, 2004, the date of announcement of Golden Star’s proposed business combination with IAMGold.

(j) IAMGold’s 2003 and first quarter 2004 exploration costs have been capitalized as deferred exploration to correspond with Golden Star’s accounting policy.

(k) During the first quarter of 2004, IAMGold changed its accounting policies with respect to the accounting for Asset Retirement Obligations and share options. Golden Star changed its accounting policies for Asset Retirement Obligations and share options effective January 1, 2003. Therefore, IAMGold’s statement of operations for the year ended December 31, 2003 has been restated to account for these changes in accounting policies using the information disclosed in IAMGold’s audited consolidated financial statements for the year ended December 31, 2003, and the consolidated financial statements for the three months ended March 31, 2004.

(l) Deferred revenues related to hedge positions closed in past periods were assigned a fair value of nil and therefore the revenue recognized in IAMGold’s statements of operations has been reversed on the Golden Star pro forma statements of operation.

(m) The gain on marketable securities recognized by IAMGold in comprehensive income is eliminated as a pro forma adjustment since the marketable securities were adjusted to fair value in the acquisition of IAMGold by Golden Star.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier 1066 West Hastings Street Suite 1600 Vancouver, B.C. V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada	In the United States

BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3	Harris Nesbitt Corp. 3 Times Square New York, New York 10036

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor New York, New York 10022

Shareholders Call Toll-Free 1-877-8772 (English Speakers) 1-877-8777 (French Speakers)

Banks and Brokers Call Collect: 212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary, the Dealer Manager or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

for COMMON SHARES of

IAMGOLD CORPORATION

pursuant to the Enhanced Offer dated June 30, 2004 of

GOLDEN STAR RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (Toronto time) ON JULY 16, 2004 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

       This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates for common shares (the “Shares”) of IAMGold Corporation (the “Company”) deposited pursuant to the offer dated June 9, 2004, made by Golden Star Resources Ltd. (the “Offeror”) to holders of Shares, as amended in the manner set out in the Notice of Variation dated June 30, 2004 and the U.S. prospectus dated June 30, 2004 (as amended, the “Offer”).

      The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer to Purchase (the “Offer to Purchase”) and accompanying Circular dated June 9, 2004, as amended by the Notice of Variation dated June 30, 2004 (together, as amended, the “Offer to Purchase and Circular”), have the meanings ascribed to them in the Offer to Purchase and Circular.

      Holders of Shares who wish to deposit such Shares but whose certificates for such Shares are not immediately available or who cannot deliver all the certificates and this Letter of Acceptance and Transmittal to the Depositary at or before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

      This Letter of Acceptance and Transmittal is to be used if certificates are to be forwarded herewith.

TO:           Golden Star Resources Ltd.

AND TO:     CIBC Mellon Trust Company (the “Depositary”), at its offices setout herein

      The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares. The following are the details of the enclosed certificate(s):

SHARES

Number of Shares
Certificate Number(s)*	Name(s) in which Registered	Represented by Certificate	Number of Shares Deposited*

TOTAL:

*	Unless otherwise indicated, all Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, “Partial Deposits”.

(If space is insufficient please attach a list to this Letter of Acceptance and Transmittal in the above form.)

2

Election for All Share Option or Cash and Share Option

Check the appropriate box below in order to elect to receive either 1.25 Golden Star Shares for each IAMGold Share (the “All Share Option”) or 1.15 Golden Star Shares and Cdn.$0.50 for each IAMGold Share (the “Cash and Share Option”) under the Offer*:

☐	the All Share Option with respect to IAMGold Shares deposited

OR

☐	the Cash and Share Option with respect to IAMGold Shares deposited

If an election is not made or is not properly made, the undersigned will be deemed to have elected the All Share Option in respect of all of the deposited IAMGold Shares.

*	In addition to the cash contingent payment to which Shareholders may be entitled in certain circumstances as discussed in the Notice of Variation

     The undersigned acknowledges receipt of the Offer to Purchase and Circular and represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Shares covered by this Letter of Acceptance and Transmittal (the “Deposited Shares”) and any Other Securities (as defined below) being deposited; (ii) the undersigned or the Person on whose behalf the Deposited Shares (and Other Securities) are being deposited owns (including, without limitation, within the meaning of Rule 14e-4 under the U.S. Exchange Act) the Deposited Shares that are being deposited (and any Other Securities); (iii) the Deposited Shares and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Other Securities, to any other Person; (iv) the deposit of the Deposited Shares and Other Securities complies with applicable laws; and (v) when the Deposited Shares and Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others. The acceptance of the Offer pursuant to the procedures set forth herein shall constitute an agreement between the depositing holder of Shares and the Offeror in accordance with the terms and conditions of the Offer.

      IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Acceptance and Transmittal, subject only to the provisions of the Offer to Purchase regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to you the enclosed Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer to Purchase, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Other Securities (as defined below).

      If, on or after the date of the Offer, the Company should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Shares that is payable or distributable to the holders of the Shares on a record date that precedes the date of transfer of the Shares into the name of the Offeror or its nominees or transferees on the Share register maintained by or on behalf of the Company, then without prejudice to the Offeror’s rights under Section 2 of the Offer to Purchase, “Conditions of the Offer”: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Shares, and to the extent that such dividends, distributions or payments do not exceed the value of the consideration per Share payable by the Offeror pursuant to the Offer, the Offered Consideration will be reduced by an amount equal to any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the value of the Offered Consideration, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Shares for the account of the Offeror and shall be

3

required to be promptly remitted and transferred by the depositing holder of Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (b) and (c) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all or such part of the consideration otherwise payable to the non-remitting Shareholders pursuant to the Offer having a value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion.

      If the undersigned’s Share certificates are not immediately available or the undersigned cannot deliver its Share certificates and all other required documents to the Depositary no later than the Expiry Time, the undersigned must deliver its Shares according to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

      The undersigned irrevocably appoints each officer of the Depositary and each officer of the Offeror and any other Person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Shares registered in the name of the undersigned on the books of the Company and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Securities”), and with respect to any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 8 of the Offer to Purchase, “Changes in Capitalization; Dividends and Distributions; Liens”.

      The power of attorney will be granted upon execution of this Letter of Acceptance and Transmittal and shall be effective on and after the date that the Offeror takes up and pays for Purchased Securities (the “Effective Date”), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) register or record the transfer of Purchased Securities and Other Securities on the registers of the Company; (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of the Company; (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and (iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Acceptance and Transmittal.

      The undersigned also agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities or Other Securities, and to designate in such instruments of proxy the Person or Persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such Person with respect thereto.

      The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

4

      The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail certificates representing the Golden Star Shares to which the undersigned is entitled together with a cheque, payable in U.S. funds, representing the cash payment to which the undersigned is entitled by first class mail, postage prepaid, or to hold such cheque, if any, for pick-up, in accordance with the instructions given below. All amounts payable by the Offeror for Deposited Shares will be in U.S. currency in an amount determined at the time the Offeror takes up the Deposited Shares under the Offer regarding any cash to be paid for Deposited Shares as a result of a Shareholder electing the Cash and Share Option and for fractional shares, and in an amount determined at the time, if any, that Golden Star determines that the Cdn.$0.20 per share contingent payment becomes payable to IAMGold shareholders. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned promptly in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

      By reason of the use by the undersigned of an English language form of Letter of Acceptance and Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par les offres acceptées par cette lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient réputés exclusivement en langue anglaise.

BLOCK A

ISSUE CERTIFICATE/ CHEQUE IN THE NAME OF:

(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

(Telephone — Business Hours)

(Tax Identification, Social Insurance or
Social Security Number)

BLOCK B

SEND CERTIFICATE/ CHEQUE

(Unless Block “C” is checked) TO:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)

BLOCK C

☐	HOLD SHARE CERTIFICATES AND CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

5

BLOCK D

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER

OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER

☐	The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

      A U.S. Shareholder is any Shareholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States income tax purposes.

      IF YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BLOCK E

☐	CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder	Date of Execution of Notice
Window Ticket Number (if any)

Name of Institution which Guaranteed Delivery

6

BLOCK F

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is:

(please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐	CHECK HERE IF DISKETTE TO FOLLOW

Signature guaranteed by (if required under Instruction 4):

Dated: , 2004

Authorized Signature of Guarantor	Signature of holder of Shares or Authorized Representative — See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of holder of Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of holder of Shares or Authorized Representative

Daytime facsimile number of holder of Shares or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of holder of Shares

7

SUBSTITUTE FORM W-9 — TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE Form W-9	Part 1 — Taxpayer Identification Number (“TIN”) — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the enclosed Guidelines.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write “Applied For”)
OR

	Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payor.	Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part 2 — For payees exempt from backup withholding, please write “exempt” here (see instructions):

Part 3 — Certification — Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. Person Date , 2004

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

NOTE: Failure to furnish your correct TIN may result in a $50 penalty imposed by the Internal Revenue Service and in backup withholding of 28% of the gross proceeds of any payments made to you pursuant to the Offer. Please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional details.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

Certificate of Awaiting Taxpayer Identification Number

      I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature:	Date: , 2004

8

INSTRUCTIONS

1.   Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Offer to Purchase and this Letter of Acceptance and Transmittal must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m., (Toronto time), on July 16, 2004, unless the Offer in respect of the Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)	The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Shares whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.   Procedure for Guaranteed Delivery

      If a holder of Shares wishes to deposit such Shares pursuant to the Offer and certificates for such Shares are not immediately available or the holder cannot deliver the certificates and Letter of Acceptance and Transmittal to the Depositary no later than the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto, Ontario at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy) and other documents required by this Letter of Acceptance and Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at the applicable address set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Acceptance and Transmittal and accompanying Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

3.   Signatures

      This Letter of Acceptance and Transmittal must be completed and signed by the registered holder of Deposited Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the

9

name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.   Guarantee of Signatures

      If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.   Fiduciaries, Representatives and Authorizations

      Where this Letter of Acceptance and Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.   Partial Deposits

      If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.   Solicitation

      Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders, if applicable.

8.   U.S. Shareholders and Substitute Form W-9

      United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a holder of Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

      To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from

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backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

      Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “W-9 Guidelines”) for additional instructions.

      If Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.

      If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

      If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty or perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

      A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFERS.

9.   Stock Transfer Taxes

      Except as otherwise provided in this Instruction 9, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Shares are registered in the name of any person other than the person(s) signing this Letter of Acceptance and Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

10. Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be acceptable and no fractional Shares will be purchased. All depositing holders of Shares by execution of this Letter of Acceptance and Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

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(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)	The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Shares pursuant to the Offer except as otherwise set forth in the Offer to Purchase and Circular (other than to the Dealer Managers, the Soliciting Dealers and the Depositary).

(f)	Additional copies of the Offer to Purchase and Circular, this Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

11. Lost Certificates

      If a Share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the Company’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or the Company’s transfer agent may contact you.

      THIS LETTER OF ACCEPTANCE AND TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

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The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier 1066 West Hastings Street Suite 1600 Vancouver, B.C. V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada	In the United States

BMO Nesbitt Burns Inc.	Harris Nesbitt Corp.

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free 1-877-8772 (English Speakers) 1-877-8777 (French Speakers)

Banks and Brokers Call Collect: 212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares
of
IAMGOLD CORPORATION
Pursuant to the Offer dated June 9, 2004
of
GOLDEN STAR RESOURCES LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (Toronto time) ON JULY 16, 2004 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN.

       This Notice of Guaranteed Delivery must be used to accept the offer dated June 9, 2004 (the “Offer”) made by Golden Star Resources Ltd. (the “Offeror”) for Common Shares (the “Shares”) of IAMGold Corporation (the “Company”), if (i) certificates for the Shares to be deposited are not immediately available; or (ii) the holder of Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

TO:     CIBC MELLON TRUST COMPANY, as Depositary

By Mail:	By Hand or by Courier:	By Facsimile Transmission:
Toronto	Toronto	(416) 643-3148
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, ON M5C 2K4	Securities Level
Toronto, ON M5L 1G9

      The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and accompanying Circular dated June 9, 2004 (the “Offer to Purchase and Circular”) have the meanings ascribed to them in the Offer to Purchase and Circular.

      If a holder of Shares wishes to deposit such Shares pursuant to the Offer and certificates for such Shares are not immediately available, or the holder of Shares cannot deliver the certificates and Letter of Transmittal to the Depositary no later than the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its principal office in Toronto at or before the Expiry Time; and

(c)	the certificate or certificates representing the deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

      DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

      THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

      DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO:           GOLDEN STAR RESOURCES LTD.

AND TO:     CIBC MELLON TRUST COMPANY

      The undersigned hereby deposits to the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of which is hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, “Procedure for Guaranteed Delivery”.

Number of Shares
Certificate Number(s)*	Name(s) in which Registered	Represented by Certificate	Number of Shares Deposited*

TOTAL:

(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the above form.)

Signature(s) of Holder(s) of Shares	Address(es)

Name (please print)

Date	Zip Code/ Postal Code

Telephone Number (business hours)

GUARANTEE

(Not to be used for signature guarantee)

      The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

      Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

      The following documents are filed as exhibits to this Schedule:

1.1	A report of take-over bid filed with Autorité des marchés financiers (Quebec) (1)

2.1	Annual Report on Form 10-K dated February 3, 2004 for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003).

2.2	Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to the Company’s Schedule 14A filed on April 27, 2004).

2.3	Audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 7 and 8 of the Company’s Form 10-K for the years ended December 31, 2003, December 31, 2002 and December 31, 2001).

2.4	Unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 1 and 2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

2.5	Material change report dated January 28, 2004. (1)

2.6	Material change report dated February 4, 2004. (1)

2.7	Material change report dated May 27, 2004. (1)

2.8	Material change report dated June 4, 2004. (1)

2.9	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. (1)

2.10	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. dated June 30, 2004.

(1)	Previously filed as an exhibit to the bidder’s Schedule 14D-1F filed June 10, 2004.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Undertakings

a.	Golden Star Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

c.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

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PART IV

SIGNATURES

      By signing this Schedule, Golden Star Resources Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2004

GOLDEN STAR RESOURCES LTD.

By:	/s/ ALLAN J. MARTER

Name: Allan J. Marter

Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

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EXHIBIT INDEX

Exhibit No:	Exhibit Description

2.10	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. dated June 30, 2004.